Exhibit 99.2

2010 ANNUAL REPORT

Genetic Technologies

CONTENTS

What we do	2
What’s our strategy	4
How are we doing	6
Message from the Chairman	8
Message from the CEO	10
Business overview: Cancer diagnostics	12
Business overview: Cancer diagnostics, a global opportunity	16
Business overview: Diagnostics	18
Board of Directors	20
Building a patent estate for the future	22
Directors’ Report	27
Corporate Governance Statement	41
Financial Statements	44
Directors’ Declaration	86
Auditor’s Independence Declaration	87
Auditor’s Report	88
ASX Additional Information	90
Glossary	92

All you need to know

Genetic Technologies is...

a leading diagnostic products business which, together with an extensive range of international patents and allied research activities, aims at uncovering the impact of DNA on health. Throughout the world, we translate specialised genetic tests into products and services that optimise the health knowledge and outcomes.

What is our investment proposition?

•             We operate in growth markets with sustainable long-term prospects

•             In our home market of Australia, we are the leading non-government genetic testing services business with a growing presence into fast-growing Asian markets and the large North American market

•             We target markets where we can create a long term dominant position and build business models that can be deployed across channels and regions

We’re creating value...

•             In 2010, revenue from genetic testing grew by 6.9% to $4.9 million

•             We strengthened our successful out-licensing program

•             Our research projects continued to move closer to commercialisation

CORPORATE INFORMATION

DIRECTORS	REGISTERED OFFICE	COMPANY WEBSITE	BANKERS	STOCK EXCHANGES

Sidney C. Hack
(Non-Executive Chairman)

Tommaso Bonvino
(Non-Executive Director)

Dr. Malcolm R. Brandon
(Non-Executive Director)

Huw D. Jones
(Non-Executive Director)

COMPANY SECRETARY

Thomas G. Howitt

60-66 Hanover Street, Fitzroy Vic. 3065, Australia Telephone: +61 3 8412 7000 Facsimile: +61 3 8412 7040 Email: info@gtglabs.com POSTAL ADDRESS P.O. Box 115, Fitzroy Vic. 3065, Australia

www.gtglabs.com

SHARE REGISTER

Computershare Investor Services Pty. Ltd.

Level 2, 45 St. George’s Terrace,

Perth W.A. 6000, Australia

Telephone:        +61 8 9323 2000

Facsimile:           +61 8 9323 2033

www.computershare.com.au

Westpac Banking Corporation

530 Collins Street,

Melbourne Vic. 3000, Australia

KeyBank National Association

1130 Haxton Drive,

Fort Collins CO 80525, USA

AUDITOR

PricewaterhouseCoopers

Chartered Accountants,

Freshwater Place,

2 Southbank Boulevard,

Southbank Vic. 3006, Australia

Australian Securities Exchange
Code: GTG

Stock Exchange Centre,

2 The Esplanade,

Perth W.A. 6000, Australia

NASDAQ Capital Market
Ticker: GENE

The NASDAQ Stock Market,

One Liberty Plaza, 165 Broadway,

New York NY 10006, USA

GENETIC TECHNOLOGIES LIMITED ACN 009 212 328

A diagnostic products business with global potential

What we do

Clear positioning

•            A cancer diagnostics business focused on building a sustainable stable of branded products and services

Three divisions:

•             genetic testing including cancer diagnostics

•             licensing

•             research

•            Committed to delivering more accurate results than our competitors and with superior turnaround times

•            Deliver a more compelling value proposition for our customers

•            Creating ways of delivering a wide range of new technologies to a growing numbers of markets

GENETIC TESTING

49.3%

of 2010 revenue (2009: 37.8%)

MEDICAL	PROFILING	CANINE

Overview	Overview	Overview
Diagnostic tests aimed at aiding a patient’s genetic disposition and supporting clinical decisions for surveillance or treatment options.	Genetic testing for paternity (legal and non-legal), forensics (government and private) and specialised DNA profiling tests.	Comprehensive range of canine DNA profiling, disease and trait tests aimed at professional organisations, breeders and owners of household pets.

Key product and services	Key product and services	Key product and services

•           BRCA 1 and BRCA 2 testing

•           BREVAGen™ non-familial risk assessment - breast cancer

•           Familial Tests for Colon cancer and Epilepsy

•           Diagnostic and Targeted therapy tests for cancer

Markets

24 Familial Cancer Centres

550+ Oncologists

350 Breast Surgeons

200+ Genetic Counsellors

Asia Pacific region

•           GTG and Silbase paternity brands

•           Forensic DNA testing

•           My Ancestors Genes - Ancient DNA test

•           ACTN3 sports gene test

Markets

1,500+ lawyers

State based Legal Aid departments

Immigration departments

Genealogy based social networks

•           BITSA breed identification test

•           Range of disease and trait tests

•           DNA profiling and parentage services

•           DNA database

Markets

3.7 million dog owners

34,000+ breeders

1,500+ Veterinarians

Breed Societies

Greyhounds Australasia

Asia Pacific region

...and structure

LICENSING	RESEARCH

37.5 % of 2010 revenue (2009: 44.3%)	Overview Late stage research and early stage development into various facets of human and animal health.

Overview	Key product and services

Licensing describes Genetic Technologies out licensing program for its non-coding DNA technology/patent portfolio.

Key product and services

•           USA Assertion program

•           European Assertion program

•           Technology cross-licensing

Markets

Global

• RareCellect • ImmunAid • Nematode Markets Global

What’s our strategy

Our goal is to create shareholder value by:

1.               Increase emphasis on bringing validated genetic tests to market

2.               Continue to develop a portfolio of tests; both internally and through alliances to position Genetic Technologies as a leader in genetic testing for superior health outcomes

3.               Expand our market presence outside our traditional base of Australia/New Zealand

4.               Continue to maximise the revenue outcomes from licensing our patent estates

5.               Commercialise genetic research for rapid market entry

We have the following strategic priorities:

1. MARKET COMPETITIVENESS

SHAREHOLDER VALUE

2. OPERATIONAL EXCELLENCE

1. Increase market competitiveness by:

•                  Meeting customer expectations through higher quality testing and delivering more useful and timely information at competitive price points

•                  Further developing our range of products and services into a powerful branded portfolio for existing markets

•                  Becoming a more sales and marketing focused company delivering greater commercial gains from our IP

•                  Developing and leveraging our testing expertise and brands into new growth markets beyond Australia and Asia Pacific

2. Deliver operational excellence that increases quality while decreasing costs and improving profitability

•                  Cross skilling multiple laboratory teams to maximise resource utilisation and response

•                  Meeting customer expectations through improved testing procedures and process improvements

•                  Creating customer feedback systems to improve market responsiveness

For over 20 years, Genetic Technologies has delivered timely and accurate laboratory results and analysis, but it’s our connection with our customers that sets us apart.

The majority of our customers are clinicians whose patient care is of paramount importance. They use our genetic test information as a ‘tool’ to aid the appropriateness of their clinical decisions, knowing the tests we do are well-researched, published and peer reviewed. In essence, tests that they can rely upon with access to information and analysis they can access today; not ideas that have to wait years to become commercially available.

Having superior turnaround times is certainly a great asset but more so is the ability to know that we can provide genetic knowledge for better clinical decisions.

“THE CLINICIANS ‘TOOL-KIT’ NOW INCLUDES TESTS THAT REVEAL EACH PATIENT’S SPECIFIC GENETIC DISPOSITION — TAILORING TREATMENT IS THE FUTURE OF EFFECTIVE PATIENT CARE”

Strategic Decision Making Needs Structured Thinking

Critically, decision making has been founded on the potential for market development and market share growth in each of the core business areas. Accordingly, the greatest opportunity lies in the medical testing area; whilst canine testing is identified as moderate growth and profiling as maximising current market opportunities. Future decisions will be clearly based on this type of structure.

HOW WE ARE TRANSFORMING GTG

HOW OUR REVENUE MIX IS CHANGING

Given the expansion of the Company’s core operations and the range of products being offered, the revenue mix will continue to change, as the relative contributions made by the sale of genetic tests increase.

Highlights

Genetic Testing

MEDICAL

•                  Acquired diagnostic test assets from Perlegen Sciences Inc. featuring the breast cancer risk assessment test ‘BREVAGenTM’.

•                  Increased sales of BRCA tests through new contracts.

•                  Launched new Oncology tests from Rosetta Genomics, Response Genetics and Trimgen.

•                  Establishing a North American head office in North Carolina.

PROFILING

•                  Contract provider to NSW Police Force with turnaround times far superior to stated requirements.

•                  Largest market share of Australian paternity testing.

•                  Contract renewed with Legal Aid Queensland.

•                  Launched ancient ancestry test ‘My Ancestors Genes’.

CANINE

•                  Created Animal Network brand to represent our dominance in genetic canine testing.

•                  Expanded BITSA sales channel to include retailers such as Greencross Vets and selling business to business via Vets through Gribbles Veterinary.

•                  Exclusive licensee of Optigen tests for Asia Pacific.

•                  Contracts to provide testing services with Greyhounds Australasia, NZ Kennel Club and various breed clubs.

•                  Agreements to work with animal welfare organisations such as Lort Smith, AWL (NSW) and AWL (SA).

How we are doing: a five-year summary

The last five years has seen a progressive and deliberate shift from a reliance on licensing income and activities to a more customer centred operational business.

By creating a stronger genetic testing business, we are able to focus income generating activities in markets that can be sustained or have the potential to grow, one of which culminated in the acquisition of assets from Perlegen Sciences. In 2010, genetic testing income has grown again by 7% and now represents 49% of the Company’s total income.

YEARS ENDED 30 JUNE	2006	2007	2008	2009	2010
Total revenue and income ($m)	10.76	15.32	15.98	12.18	9.97
- Revenue from operations ($m)	2.55	3.12	3.92	5.38	5.81
- Revenue from licensing ($m)	6.69	11.34	10.83	5.39	3.74
Net profit/(loss) after tax ($m)	(7.92)	(4.35)	(5.45)	(7.86)	(9.36)
Net cash flows from/(used in) operations ($m)	(5.96)	2.60	0.42	(4.92)	(4.30)
Shareholders’ equity ($m)	30.24	26.10	20.79	14.11	5.72
Net tangible assets ($m)	13.47	13.99	14.50	9.50	3.92
Market capitalisation ($m)	126.84	59.79	32.62	16.86	14.16
Number of shareholders	3,745	3,319	3,113	2,979	2,884

FIVE-YEAR FINANCIAL HISTORY

TOTAL REVENUE AND INCOME
($ millions)

18
15
12
9
6
3
0
$9.97
'06 '07 '08 '09 '10

REVENUE FROM OPERATIONS
($ millions)

6
5
4
3
2
1
0
$5.81
'06 '07 '08 '09 '10

REVENUE FROM LICENSING
($ millions)

12
10
8
6
4
2
0
$3.74
'06 '07 '08 '09 '10

2010 TOTAL REVENUE AND INCOME
(Millions of dollars)

$5.81
$3.74
$0.42
Operations (58%)
Licensing (38%)
Other (4%)

NET PROFIT/(LOSS) AFTER TAX
($ millions)

11
10
9
8
7
6
5
4
3
2
1
0
$(9.36)
'06 '07 '08 '09 '10

NET CASH FLOWS FROM/(USED IN) OPERATIONS
($ millions)

10
9
8
7
6
5
4
3
2
1
0
$(4.30)
'06 '07 '08 '09 '10

SHAREHOLDERS' EQUITY
($ millions)

40
35
30
25
20
15
10
5
0
$5.72
'06 '07 '08 '09 '10

2010 REVENUE FROM OPERATIONS
(Thousands of dollars)

$890
$2,377
$796
$1,743
Profiling (41%)
Medical (30%)
Reproductive services (15%)
Animals (14%)

NET TANGIBLE ASSETS
($ millions)

18
15
12
9
6
3
0
$3.92
'06 '07 '08 '09 '10

MARKET CAPITALISATION
($ millions)

140
120
100
80
60
40
20
0
$14.16
'06 '07 '08 '09 '10

NUMBER OF SHAREHOLDERS

4,000
3,000
2,000
1,000
0
2,884
'06 '07 '08 '09 '10

2010 EXPENSES
(Thousands of dollars)

$5,945
$2,717
$3,706
$1,787
$1,257
$3,914
Employee expenses (31%)
Amortisation / depreciation (19%)
Cost of sales (14%)
Impairment write-downs (9%)
Legal and patent fees (7%)
Other expenses (20%)

“The board has overseen the development of a defined focus on excellence in cancer diagnostics and the hiring of a world class management team to achieve this goal.”

SIDNEY HACK Non-Executive Chairman

In late 2009 oncology was determined as the predominant area of focus for growth and development.

On behalf of the Board of Directors of Genetic Technologies Limited it is my pleasure to provide to you the 2010 Annual Report. This year has been a year in which Genetic Technologies has re-defined its strategy and purpose and improved upon the systems and costs of the existing business. In concert with our new CEO, Dr. Paul MacLeman, the board has overseen the development of a defined focus on excellence in cancer diagnostics and the hiring of a world class management team to achieve this goal. This team has now been in place since the end of 2009 and during this time has begun to deliver on meaningful milestones in the areas of M&A, in-licensing of new products, an expanded out-licensing program and improved revenues and profits in our existing businesses.

2009 also saw the appointment of two new directors to the GTG board, Mr. Tommaso Bonvino and Dr. Mal Brandon. Mr. Bonvino has substantial expertise in the growth and development of successful businesses, including in the diagnostics arena having headed up ASX listed IM Medical Ltd. Dr. Brandon brings a wealth of experience in science and technology commercialisation with a particular focus on genetics and reproduction and was founding Director of Stem Cell Sciences Ltd. and the Centre for Animal Biotechnology. The addition of these new directors strengthens the board’s ability to oversee and guide the direction and strategy of Genetic Technologies.

The company has successfully been providing a diverse range of genetic testing services including tests for breast and colorectal cancer risk for some years. While these will continue, the board, in concert with GTG management, undertook a full review of the Company’s situation and opportunities in late 2009 and oncology was determined as the predominant area of focus for growth and development. Furthermore, it was resolved that the Company seek opportunities to enter larger northern hemisphere markets through collaborations and/or acquisitions.

This improved focus and mandate has enabled GTG management to move forward confidently on a number of fronts to build the Company’s oncology business. This has resulted in improved sales in our home markets of Australia and New Zealand, securing Asia-Pacific distribution for novel oncology tests and the acquisition of the global rights for the novel world class test for sporadic breast cancer risk, BREVAGenTM, from Perlegen Sciences Inc. in the USA. These moves are a big step forward in transitioning Genetic Technologies towards a profitable future.

Through the course of this year, the Company has strengthened its Licensing programme driven both by our own world class licensing team and a collaboration with our US patent attorneys.

Licensing of the Company’s foundational non-coding DNA patent estate has long been a mainstay of the GTG’s revenue streams. Through the course of this year, the Company has strengthened its licensing programme driven both by our own world class licensing team and a collaboration with our US patent attorneys. This enhanced process is driven via a detailed analysis of users of our technologies and a legally based assertion of these rights through the US court system. As announced previously, the US assertion program is resourced in a way which does not materially impact on GTG’s balance sheet on the cost side. To date this has resulted in new licenses and significant non-dilutive funding for GTG. In addition to this US assertion strategy, the Company, through its global head of licensing, is enjoying renewed success in securing European licenses and revenues.

In conclusion I would like to thank my fellow board members, our CEO Dr. Paul MacLeman, our senior management team and all our staff for their dedicated services during the past year. The next year will see the results of our expanded licensing programme, increased focus on oncology, and the launch of BREVAGenTM, and the anticipated ensuing financial rewards to GTG.

SIDNEY C. HACK
Non-Executive Chairman

“We have a clear strategy, are making revenue gains in our existing markets and have the capabilities and opportunities to enter large addressable global cancer management markets.”

DR. PAUL D.R. MacLEMAN Chief Executive Officer

Cancer prognostics and diagnostics is one of the most attractive segments of the health care market globally.

Welcome to Genetic Technologies’ 2010 Annual Report. Having been in this role a little over 12 months I now see a very different organisation to the one we had at the end of last financial year. We have a clear strategy, are making revenue gains in our existing markets and have the capabilities and opportunities to enter large addressable global cancer management markets.

Cancer prognostics and diagnostics is one of the most attractive segments of the health care market globally. Forecast to grow at a compound average growth rate of 18% in the coming 5 years, it is a currently a US$3.5 billion market. This growth is fuelled both by recent discoveries of novel cancer biomarkers via genomic analysis as well as better analytical technologies and equipment. These new diagnostic tools have the potential to transform the way cancer is managed by physicians and could well transform some cancers into chronic diseases. “Many cancers could become diseases you die with, not diseases you die of.”

Against this backdrop, the Company is building and deploying a cancer diagnostics portfolio in the Asia Pacific region and globally through the acquisition of the BREVAGenTM non-familial breast cancer risk test in early 2010. Adding to our existing BRCA and colorectal cancer risk tests the launch of these new tests has proceeded over the course of 2010.

BREVAGenTM – Accessing Global Markets

BREVAGenTM is the world’s first clinically validated test of its kind and is complementary to the existing BRCA tests for familial breast cancer. In the US alone, some 1.6 million women a year undergo breast biopsies following a positive mammogram. Approximately 1 million of these do not receive a definitive diagnosis and so clinical decision making and patient management is hampered. BREVAGenTM provides a personalised genetics based risk score for such women, so guiding preventive therapy or advanced monitoring decisions. Further markets exist for the product in Europe and ultimately Asia. The breast cancer diagnostics market in the US is currently served by three non-competitive products each with annual sales of US$150-250 million — growth in the sector has been driven by the introduction of new products for areas of unmet clinical need.

In preparation for the launch of BREVAGenTM into the USA in the coming months, the Company is well advanced in securing Clinical Laboratories Improvements Act (CLIA) registration status for its Fitzroy laboratories. CLIA is required for a laboratory to access the US health markets. Once this registration is attained, GTG will be the only Australian laboratory accredited to service the US market. The Company is already accredited to serve both the Asia Pacific and European markets and so is set to become one of only a very few laboratories globally able to service the whole world.

The Company’s licensing program has had a strong year. Late last year GTG announced that it had launched a formal intellectual property assertion program in the US in concert with the Company’s attorneys Sheridan Ross. This process systematised and formalised a previously ad hoc approach to licensing which, while successful, was getting more difficult in the US. I am pleased to say that as a result of this program

New licensing revenues are also being achieved in Europe via our expert in-house licensing team.

the Company has received millions of dollars in new license fees and has a pipeline of qualified licensing candidates that we will move towards further new licenses. New licensing revenues are also being achieved in Europe via our expert in-house licensing team. Additionally, as part of the acquisition of BREVAGenTM, we acquired further non-coding patents that run out as far as 2022, substantially prolonging our opportunities for asserting and gaining new licenses and revenues.

Other areas of the business have also been streamlined and improved this year. The canine business has been re-focused on growth through new agreements, as evidenced by new or renewed contracts with Greyhounds Australasia, the Chinese Kennel Union, the New Zealand Kennel Club, the Japanese Kennel Club and others. Similarly in paternity and forensics a contract with Queensland legal aid for human paternity testing was renewed and we continue to be the contracted supplier of volume crime forensic testing for the NSW Police Force. Costs have been contained in the business this year, with a concomitant reduction in our burn rate and an increase in efficiency. We intend to continue this focus, moving the business towards positive cash flows and profitability.

Research has long been a mainstay of GTG’s activities, with programs in timed disease treatment (ImmunAid), antenatal testing (RareCellect) and parasite control (Nematodes/PGGP). The Company has been working with potential partners and/or new investors in these projects to take them forward to market.

Understanding how each business segment can contribute to medium and long term business success has been key to developing a strategy for growth and creation of shareholder wealth. It has resulted in the re-deployment of the Company’s resources into the ‘right’ areas — for growth, for sustainability, for partnering or for acquisitions. The Company now has a clear emphasis in the medical area, a clear strategy of using Melbourne as GTG’s global laboratory and a focus on growth in sales and distribution in overseas markets.

Building a portfolio of cancer diagnostics which positively influence disease outcomes is a win-win for the Company, our shareholders, health care providers and most importantly patients.

I thank you for again supporting the Company this year.

DR. PAUL D.R. MacLEMAN
Chief Executive Officer

Business overview:

Cancer diagnostics

Medical

Key points

•                  Building a branded portfolio cancer management strategy

•                  Global potential but immediate focus is Australia and USA

•                  At the forefront of a changing cancer landscape

Over the next few years, the landscape in cancer management is set to change from selecting therapies for each type of cancer, to being able to personalise therapies for an individual’s genetic disposition.

This idea will begin with evaluating an individual’s risk to be diagnosed with cancer through to selecting treatment regimes that are more successful given a patient’s genetic make-up, through to monitoring the likelihood of the cancer re-emerging.

For health care professionals, from General Practitioners through to Oncologists and Surgeons, the challenge will be how to understand this rapidly changing area and how they will access the right test for their patients. Importantly, they need to be able to find a trustworthy company whose tests have been thoroughly researched, validated and reviewed. For pharmaceutical companies, the opportunity lies in using genetic tests to target patients with a particular drug or conversely not be given a drug that will have little to no positive impact on their health outcomes.

THE WORLDWIDE MEDICAL DIAGNOSTIC MARKET ($BN)

Medical Diagnostics is the fastest growing segment of the IVD market, led by oncology (34% CAGR)

* Not including Industrial and Research area
Source: TSG Partners: Scientia Advisors

Five cancers account for 55% of the aggregate cost of new cancer cases in 2009, and although cancer tests vary from region to region, costs range from 0.5% to 3.0% of the total cancer cost.

Source: Figures based upon in-house analyses of pooled data from published governmental health expenditures for the USA, Europe, Japan and Australia combined with regional cancer organisation figures for cancer expenditure and incidence (National Cancer Institute USA, Cancer Research UK, National Cancer Institute Japan and The Cancer Council Australia).

Building a cancer management portfolio

Objective	Markets	Opportunities

Our aim is to give clinicians more precise information as to the nature and extent of individual cancers, resulting in more targeted treatment and therefore effective regimen of treatment. Not to mention the reduction in health care costs for the community.

With an established market in Australia/New Zealand, the new USA office in North Carolina will be used to spearhead entry into the world’s biggest reimbursed health care market. For Europe, markets will be identified on the basis of private pay systems and selectively investigated to understand how best to create alliances for building a suite of tests to sell.

By devising a strategy for a complete cancer management test portfolio, Genetic Technologies is at the forefront of this new approach; whether it is through internally driven test research and development, acquiring assets or businesses that get us to market faster or working with leading genetic companies to create alliances to open up new markets and channels.

Medical: introducing BREVAGenTM

Key points

•      Strong competitive position: first validated breast cancer test of its kind

•      Market ready and validated

•      Global market potential:

• USA alone: US$400 million

•      Launch scheduled for 2011 financial year

Breast cancer will affect 1 in 11 women by the age of 75.

Luckily, having the highest public awareness means women are more disposed to understanding the causes of breast cancer and possible cures.

In April 2010, Genetic Technologies acquired the assets of Perlegen Sciences Inc. which included the world’s first validated non-familial breast cancer risk assessment test; BREVAGenTM.

Developed over five years by researchers in the UK, USA and elsewhere, over 20 published studies have been used as a basis for BREVAGenTM which included over 50,000 women and a peer reviewed publication in the prestigious ‘Nature’ journal.

BREVAGenTM is the first test of its kind to give women a cost effective personal assessment of their non-familial risk of breast cancer. By combining their lifestyle risk assessment (using the widely recognised ‘GAIL score’) with a genetic assessment of seven distinct markers that have been associated with elevated breast cancer risk, a five-year and lifetime percentage risk can be ascertained.

For the clinician, this analysis is used when deciding on appropriate preventative or surveillance options using guidelines established by the American Cancer Society (ACS) and the American Society of Clinical Oncology (ASCO).

With 1.6 million breast biopsies performed in the USA each year, and a market potential of US$400+ million, the decision was taken in June 2010 to establish a North American head office in North Carolina. Once regulatory approval is confirmed a USA launch date will be set in 2010/11.

Why BREVAGenTM is such a great opportunity

BREVAGenTM is the first test of its kind to give women a personalised assessment of their sporadic risk of developing breast cancer.

While the GAIL score is based on generic lifestyle factors, BREVAGenTM looks at generic biomarkers (SNPs) known to predispose to certain cancers. Examined alongside the GAIL score, these paint a much more accurate picture of an individual’s susceptibility to the disease than looking at the GAIL score alone.

With BREVAGenTM test results in hand, physicians can assess whether a patient needs more vigilant or targeted breast cancer surveillance, or even preventive treatments. Whether that means supplementing mammograms with magnetic resonance imaging (MRI) or administering selective estrogen receptor modulator (SERM) drugs such as tamoxifen or raloxifene.

The important difference is that treatments can be tailored on a patient by patient basis.

A sound investment with global appeal

1,000,000

Each year in the USA, 1 million women have an indeterminate breast biopsy.

90%

BREVAGenTM provides results in 90% of cases where a biopsy has tested negative for cancer.

25%

of women have their GAIL score reclassified after taking a BREVAGenTM test.

125,000

By reclassifying patients’ risk and introducing a SERM program, up to 125,000 women a year could be prevented from getting breast cancer.

$1,000

At under $1000. BREVAGenTM is less than half the price of a clinical BRCA test.

A case study: How all this works

Meet Rebecca

Rebecca is 47 years old. She has two daughters aged 24 and 21. She started menstruating when she was 14. Her older sister was diagnosed with breast cancer at 55, but Rebecca herself has never had breast cancer. She’s never had a breast biopsy either.

According to Rebecca’s GAIL score, there’s a 1.5% chance she will develop breast cancer in the next five years (or a 98.5% chance that she won’t). Her lifetime risk is 15.7%. That compares with 1.1% and 11.6% respectively for a woman her age.

Rebecca’s risk is greater than the average woman’s, but it is below the threshold where additional screening, breast MRI or preventive therapies are recommended.

Guidelines suggest that physicians recommend the use of preventive SERM treatments (selective estrogen receptor modulators, such as tamoxifen and raloxifene) in patients with a 5 year risk of more than 1.66%. For patients with a lifetime risk of more than 20%, the same guidelines recommend adding breast MRI screening to regular mammograms.

When Rebecca took a BREVAGenTM test however, her 5 year risk came out higher - at 1.69%. This is because BREVAGenTM assigns a relative risk of developing breast cancer to each SNP (genetic variation) uncovered. In Rebecca’s case, her genotype matched several of the risk associated SNPs - and each is counted.

When the BREVAGenTM test combines that stratified genetic risk with Rebecca’s GAIL score, we can see that her 5 year risk is no longer 1.5% or even 1.61% - it’s 2.5%. And her lifetime risk is as much as 26.5%.

With this additional information to hand, Rebecca’s physician could consider adding SERM therapy and MRI screening to her health care. And those treatments and screening changes may well help prevent Rebecca from developing breast cancer - or at least catch it early.

The patient Rebecca is a hypothetical example of the BREVAGenTM test in use.

Business overview:

Cancer diagnostics, a global opportunity

Cancer rates continue to rise with aging populations, changes in lifestyle and environmental effects such as pollution.

Whilst 1.2 million cases of lung cancer are diagnosed each year, over 40% of patients survive after one year but that dramatically falls to 15% for the fifth year.

Even though the mortality rates for breast cancer have fallen in recent years, the long term survival is largely dependent on early diagnosis. Increases in prognostic testing and large scale screening are key to this.

Prostate cancer is the second leading cause of death in men but it is hoped that a move to increased awareness and early detection will do for men what breast cancer awareness has done for women.

Colorectal cancer is the world’s second most prevalent cancer with 1.6 million patients diagnosed each year. Increasing with age, mortality rates will continue to increase; especially in men even though considerable efforts have been made in the early detection of this cancer.

With both the awareness and incidence of cancer increasing globally, Genetic Technologies is well placed to utilise its laboratory as a centre of excellence and test service facility.

Logistics are already in place to receive blood, tissue block and swab samples from around the world.

Internally, the work being done to become accredited will ensure that markets in the USA, Europe and Asia can be served by the one laboratory.

Structurally, large increases in test volumes from these new markets through the laboratory will require minimal adjustments in both capital and human resources.

Genetic Technologies is therefore poised to take advantage of the growth in prognostic and diagnostic genetic tests that will aid early detection of cancers, refine the options for clinical treatments and lead to increased survival rates for cancer patients.

Business overview:

Diagnostics

Profiling

Key points

•                  Market leader in Paternity testing

•                  Ongoing contract with NSW Police Force

•                  Ancient Ancestry test launched

Whilst the issue of paternity is not an everyday conversation, there is a growing public awareness of people wanting to confirm their parentage. Both the Genetic Technologies brand and an internet/call centre based brand, Silbase, service a wide spectrum of customers. The Genetic Technologies brand covers the private legal and state based legal aid markets plus work for the Federal Immigration Department. We are also the contracted providers of paternity testing to Queensland Legal Aid.

As the only private forensic laboratory in the Australia Pacific region, we are in a unique position to conduct work for government organisations such as the New South Wales Police as well as defense lawyers and private investigators. Our forensic work also extends to canine forensic work using our ‘Dog Attack Pack’ making us the only NATA qualified laboratory in both human and canine forensic investigations.

In December 2009, Genetic Technologies launched a new test that shows people where their ancient ancestors came from and the journey they took over many thousands of years. Called ‘My Ancestors Genes’, this test also shows what ‘tribe’ or haplogroup you belong to, the characteristics/history of each group and the relative age of your DNA against other groups.

Canine

Key points

•                  Agreements with leading Animal Welfare Organisations

•                  Renewed contract with Greyhounds Australasia

•                  Entry into Veterinary market

Genetic testing isn’t just limited to helping humans. In the canine world, dog shows are big business and dogs achieving high honours as champions are eagerly sought after for breeding.

Our role is to provide Breed clubs, breeders, animal welfare organisations and Veterinarians with the ability to uncover susceptibility to known breed disease and to identify traits that can help dog owners ensure a happier and healthier life for their dogs.

This is especially true for breeders identifying the disease status of their pedigree stock. In states such as Victoria it is now illegal to sell dogs with known diseases.

Genetic Technologies, through its Animal Network division, works closely with leading organisations such as the Australian National Kennel Council (ANKC), Dogs Victoria/NSW/Queensland/ Tasmania and Animal Welfare Leagues – Lort Smith (Vic.), AWL (NSW and SA) to ensure that the use of genetic information contributes positively to dog breeding. For professional breed organisations and government departments this work extends into analysing breed stock to ensure that the best quality stock is produces the most effective working dogs.

In October 2009, Greyhounds Australasia renewed its exclusive contract with Genetic Technologies for another two years to provide genetic testing and database management to aid in its regulation of the Greyhound industry.

Overseas, securing agreements with leading breed clubs in both Japan (Tokyo Kennel Club) and China (China Kennel Union) will increase the volume of tests over the next 12 to 18 months. Agreements were also made with Gribbles Veterinary division to market tests to Veterinarians in Australia and New Zealand.

Such is the opportunity in canine genetic testing that resources have been added to this area rather than building the Frozen Puppies business. This area has been scaled back reflecting the fact that investment returns would have longer timeframes and have less integration with the Company’s core business.

Licensing

Key points

•                  US Patent Assertion program delivering results

•                  Additional USA licenses secured

•                  European licensing program gaining momentum

Generating value from successful research

The Company owns a diverse range of patents spanning a range of biotechnology disciplines.

The Company’s non-coding patent portfolio teaches proprietary methods for utilising the information contained within the non-coding regions of genes. The non-coding patent suite owned by the Company consists of two distinct families relating to intron sequence analysis and genomic mapping. The patent applications, which were filed in many jurisdictions, have since resulted in issued patents being awarded in 22 countries around the world, covering all genes in all complex species.

The technology covered by the non-coding patents is foundational. Applications include diagnostic kit and equipment manufacturers, technology utilised by laboratory service providers and large agrigenetic companies, to name just a few.

Genetic Technologies Limited continues to generate value from its successful out-licensing program relating to its non-coding DNA patent portfolio.

Building on the success of the Company’s out-licensing program, which has historically generated in excess of $52 million with a further $12 million to be received in the form of annuities and royalties, the Company decided to implement a formal assertion program in the USA in conjunction with Sheridan Ross PC, a full service intellectual property law firm based in Denver, Colorado.

On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technology against nine parties in the US District Court, Western District Wisconsin. The counter parties were Beckman Coulter Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company, PIC USA Inc., Sunrise Medical Laboratories, Pioneer Hi-Breed International Inc. and Interleukin Genetics Inc.

This assertion program is largely off balance sheet funded and to date the following companies have settled prior to trial: Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company, and Beckman Coulter Inc. The terms of each of the licenses granted by Genetic Technologies are confidential between the parties.

Building on the early success of the program, the Company is continuing settlement discussions with all other named parties in the suit.

In addition, several other companies external to the assertion program have chosen to take a license to the non-coding technology: those being EraGen Biosciences Inc., Quest Diagnostics Inc. and Laboratories Réunis.

Research

Key points

•                  RareCellectTM project at partnering stage

•                  ImmunAid compelling early data

•                  Assessing commercialisation options for Nematode

Researching new technologies

The Company currently has three mains arms to its research and development operations.

RareCellectTM: safe and reliable pre-natal testing

Genetic Technologies is advancing a pre-natal testing platform that is poised to make significant advances in the identification of genetic disorders prior to birth. As part of this project, the Company has designed and tested a proprietary sampling device that can safely and reliably collect fetal material from the cervix, and has combined this with a proprietary processing technology that selectively delivers either cellular material or DNA from the fetus which is suitable for analysis to identify genetic disorders using currently available diagnostic technologies.

ImmunAid: a new take on cancer treatment

ImmunAid Pty. Ltd. is a 71.7% owned subsidiary of Genetic Technologies which is developing and exploiting proprietary technology aimed at improving treatment outcomes in chronic diseases, such as cancer, using traditional and new therapeutic agents.

Nematode project

In collaboration with researchers at the Universities of Melbourne and Newcastle, genetic techniques have been used to identify proteins essential for the survival of selective nematodes. Several such targets have been isolated and their DNA sequences compared with that of humans and sheep. The logic behind this approach is that the protein targets in the parasites which have the least similarity with man or the host have the potential to become new antihelminthic agents and will be safer and less environmentally dangerous.

The project is supported by a grant from Meat & Livestock Australia who is actively participating in the project.

The Company has developed each of these projects to a point where partnering or collaboration arrangements with external parties will be the next likely step to their commercialisation.

Licensing/collaboration discussions with numerous parties have advanced for the RareCellectTM and Nematode projects. The Company is also currently exploring several options to generate value from the ImmunAid project.

Given that the Company’s strategy is to develop a portfolio of medical technologies which are close to a commercialisation end point, focus has now shifted onto selecting and isolating new projects which are value accretive, have large addressable markets and are more closely aligned to the Company’s core business.

Board of Directors

SIDNEY C. HACK

Non-Executive Chairman

Mr. Hack, 72, has served as a Non-Executive Director of the Company since 2008 and was appointed as Non-Executive Chairman in November 2009. He is a Certified Practising Accountant, is experienced in large company audits and financial planning and has served on a number of other Boards.

TOMMASO BONVINO

Non-Executive Director

Mr. Bonvino, 49, was appointed to the Board on 25 November 2009. He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, throughout South-East Asia and established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Mr. Bonvino was the former Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being, He is also Vice President of the Italian Chamber of Commerce.

Senior Management

DR. PAUL D.R. MacLEMAN

Chief Executive Officer

Dr. MacLeman, 44, was appointed as CEO in May 2009. He is the current Chairman of the AusBiotech Agricultural, Environmental and Industrial Advisory Committee and was Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials. Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at diagnostics company Agenix Ltd. He has also founded life sciences start-ups in the biologics area and worked in investment banking focusing on the analysis and financing of technology companies.

THOMAS G. HOWITT

Chief Financial Officer and Company Secretary

Mr. Howitt, 46, was appointed CFO in June 2004 and Company Secretary in June 2005. He has wide financial experience and has played key roles in the raising of bank debt and equity capital. He also serves as President of the Company’s Canadian listed subsidiary, Gtech International Resources Limited.

ALISON J. MEW

Chief Operating Officer

Ms. Mew, 52, was appointed in August 2009 and has a diverse background in operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human health, including more than 13 years with CSL Ltd. in senior positions.

GREGORY J. McPHERSON

Vice President Sales and Marketing

Mr. McPherson, 46, was appointed in July 2009 and has over 20 years experience in sales and marketing organisations in sectors as diverse as household appliances to retail pharmacy chains, including overseas postings with joint ventures in China and India.

DR. MALCOLM R. BRANDON

Non-Executive Director

Dr. Brandon, 62, was appointed to the Board on 5 October 2009 and also serves on the Company’s Audit Committee. He has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals.

HUW D. JONES

Non-Executive Director

Mr. Jones, 47, has served as Non-Executive Director of the Company since 2008. He has senior management experience in global medical device companies and also serves as CEO of ASX-listed Aeris Environmental Limited.

DR. DAVID J. SPARLING

Vice President Legal and Corporate Development

Dr. Sparling, 38, was appointed as Vice President Legal and Corporate Development in October 2009. Dr. Sparling’s expertise includes senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning. This extends to both pharmaceutical and diagnostic applications; in both human and animal health. He was Chief Operating Officer for Solbec Pharmaceuticals Ltd. and Commercial Counsel for Agenix Limited.

LEWIS J. STUART

General Manager, Phenogen Sciences Inc.

Mr. Stuart, 51, was appointed General Manager of Phenogen Sciences Inc., Genetic Technologies’ North American subsidiary, in June 2010. Mr. Stuart has more than 28 years of experience in general management, medical affairs, managed care, sales and marketing in pharmaceutical and life sciences companies. These have included Senior Vice President Commercial Operations CV Therapeutics, Vice President Sales Agouron Pharmaceuticals (now a Pfizer company) and Central Zone Director, Hospital Division, Bristol Myers Squibb.

IVAN JASENKO

Quality and Regulatory Manager

Mr. Jasenko, 44, was appointed Quality and Regulatory Manager in August 2010. Mr. Jasenko has over 10 years local and international Biopharmaceutical experience in both human and animal health in Quality and Regulatory roles particularly with FDA and TGA compliance and in the manufacture of vaccines and IVD’s to protein and cell culture. Most recently he has held senior leadership roles with Intervet- Schering Plough Animal Health and ICPBio a publicly listed New Zealand company (recently acquired by California’s MP Biomedicals).

Building a patent estate for the future

	REGION/COUNTRY	NUMBERS*	GRANTED	PENDING

NON-CODING DNA

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes
Earliest priority 25 August 1989	Australia	AU654111	•
		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxemburg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

Genomic mapping method by direct haplotyping using intron sequence analysis
Earliest priority 11 July 1990	Australia	AU647806	•
	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxemburg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•
	World	WO9201066	•

PERLEGEN

Methods for Genetic Analysis
Earliest priority 5 March 2004	United States	US7127355	•
	Europe	EP05724834.6		•
	Japan	JP2007502088		•

Methods of Genetic Analysis
Earliest priority 27 September 2007	Australia	AU2008304485		•
	Canada	CA2704152		•
	China	CN2008801181191		•
	Europe	EP088331145		•
	India	IN2877/DELNP/2010		•
	New Zealand	NZ584930		•
	United States	US12/236036		•

Methods for Genomic Analysis
Earliest priority 30 March 2001	Australia	AU785425	•
	Israel	IL148783	•
	United States	US6969589	•
	Canada	CA2380047		•
	Europe	EP02251978		•
	Israel	IL186298		•
	United States	US12/795361		•

	REGION/COUNTRY	NUMBERS*	GRANTED	PENDING

PERLEGEN (cont.)

Methods for Identifying Matched Groups
Earliest priority 30 April 2003	United States	US7124033	•

Genetic Analysis Systems and Methods
Earliest priority 7 January 2002	Australia	AU2003202919	•
	United States	US6897025	•
	Canada	CA2472646		•
	Europe	EP037020328		•
	Japan	JP2003558032		•
	Japan	JP2008195647		•

Life Sciences Business Systems & Methods
Earliest priority 26 March 2003	United States	US6955883	•
	United States	US7427480	•
	United States	US7135286	•

Pharmaceutical and Diagnostic Business Systems and Methods
Earliest priority 26 March 2002	United States	US7135286	•

Haplotype Structure of Chromosome 21 (LQTS)
Earliest priority 22 August 2002	United States	US7115726	•

BREVAGenTM

Markers for breast cancer
Earliest priority 29 November 2006	Australia	AU2006320559		•
	Canada	CA2631621		•
	China	CN20068005171.0		•
	Europe	EP06838661.4		•
	Hong Kong	HK09101235.4		•
	Israel	IL191566		•
	Japan	JP2008543446		•
	Korea	KR1020087015808		•
	United States	US12/370833		•
	United States	US12/370972		•
	United States	US12/370992		•

Methods for breast cancer risk assessment
Earliest priority 1 June 2009	World	PCT/AU2010/000675		•

LABORATORY TECHNIQUES

Internal standard for electrophoretic separations
Earliest priority 11 July 1990	Austria	AT159589	•
	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis
Earliest priority 1 November 1991	Europe	EP660877	•
	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•
	World	WO9309249	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority 1 November 1991	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons
Earliest priority 16 February 2005	Australia	AU2006214800		•
	Canada	CA2597947		•
	Europe	EP06704883		•
	United States	11/816522		•

	REGION/COUNTRY	NUMBERS*	GRANTED	PENDING

ATHLETIC PERFORMANCE – ACTN3 SPORTS GENE TEST®

ACTN3 genotype screen for athletic performance
Earliest priority 16 September 2002	Australia	AU2003258390	•
	India	599/KOLNP/2005	•
	New Zealand	NZ538890	•
	Canada	CA2499084		•
	Europe	EP03794708.2		•
	Japan	JP2004-534867		•
	Russia	RU2005111236	•
	United States	US7615342	•
	China	CN03825166.3		•

IMMUNAID PROJECT

Methods of treating diseases
Earliest priority 27 May 2009	World	PCT/AU2010/000649		•
	US	61/181,508		•

A retroviral immunotherapy
Earliest priority 18 August 2000	Australia	AU2003200583	•
	China	CN1469746	•
	New Zealand	NZ524280	•
	Europe	EP1311267		•
	United States	US12/233369		•

Cancer therapy
Earliest priority 14 February 2002	Australia	AU2003203051	•
	Europe	EP090075391		•
	United States	US10/503794		•

Strategy for retroviral immunotherapy
Earliest priority 20 February 2002	Singapore	SG105903	•
	South Africa	ZA200407143	•
	United States	US12/233369		•
	Australia	AU2001283682		•
	Europe	EP03742468.6		•

Method of Therapy
Earliest priority 24 October 2003	Singapore	SG200602708-0	•
	Australia	AU2004283322		•
	Canada	CA2543490		•
	Europe	EP04761461.5		•
	Japan	JP2006-535913		•
	Mexico	PA/a/2006/004522		•
	New Zealand	NZ546873		•
	United States	US10/576981		•

Therapeutic strategy for treating autoimmune and degenerative diseases
Earliest priority 8 September 2004	Australia	AU2005282218		•
	Canada	CA2579353		•
	Europe	EP05777835.9		•
	Japan	JP2007530544		•
	United States	US11/574911		•

NEMATODE PROJECT

Compounds, composition and methods for controlling invertebrate pests
Earliest priority 15 November 2006	Australia	AU2007321720		•
	Canada	CA2670259		•
	Europe	EP78155652		•
	New Zealand	NZ576963		•
	South Africa	ZA2009/03306	•
	United States	US12/514877		•

Compositions and methods for controlling invertebrate pests
Earliest priority 21 December 2009	Australia	AU2009906188		•

High resolution analysis of genetic variation within Cryptosporidium parvum
Earliest priority 21 August 2002	Australia	AU2003250619	•

	REGION/COUNTRY	NUMBERS*	GRANTED	PENDING

RARECELLECT® PROJECT

Methods for obtaining samples for forensic analysis
Earliest priority 13 April 2010	Unites States	US61/323700		•

Methods for obtaining fetal genetic material
Earliest priority 21 April 2009	World	PCT/AU2010/000438		•

Methods of Enriching and detecting fetal nucleic acids
Earliest priority 23 December 2009	United States	US61/289710		•

Epigenetic DNA enrichment
Earliest priority 14 October 2009	Australia	AU2009905023		•
	United States	US61/251523		•

Cell processing and/or enriching methods
Earliest priority 18 February 2008	World	PCT/AU2009/000180		•
	United States	12/918015		•

Methods of enriching fetal cells
Earliest priority 11 May 2005	Canada	CA2651367		•
	Europe	EP06721493		•
	Japan	JP2008510361		•
	United States	US11/914107		•

Biological sampling device
Earliest priority 27 January 2009	World	PCT/AU2010/00071		•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood
Earliest priority 31 May 2002	Australia	AU2003229397	•
	Japan	JP2004-509429		•
	New Zealand	NZ537328	•
	Singapore	SG200406994-4	•
	Canada	CA2492631		•
	Europe	EP03722092.8		•
	Hong Kong	HK1075699		•
	United States	US10/516430		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum
Earliest priority 5 March 2003	Australia	AU2004217872	•
	United States	US10/547721		•

Fetal Cell Recovery Method
Earliest priority 27 March 1990	Australia	AU649027	•
	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxemburg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

*Number refers to either application, publication or patent

Statutory Reports
Year ended 30 June 2010

Directors’ Report	27
Corporate Governance Statement	41
Financial Statements	44
Directors’ Declaration	86
Auditor’s Independence Declaration	87
Auditor’s Report	88
ASX Additional Information	90
Glossary	92

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2010.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2010 financial year and until the date of this Report are stated below, as are the periods during which they served.

Directors in office as at the date of this Report

Sidney C. Hack, CPA (Non-Executive Chairman)

In office from 1 July 2009 up to the date of this Report

Mr. Hack, 72, was appointed to the Board on 19 November 2008 and was appointed as its Chairman on 24 November 2009. He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee. He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career.

Tommaso Bonvino, FAICD (Non-Executive)

In office from 25 November 2009 up to the date of this Report

Mr. Bonvino, 49, was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia. He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Mr. Bonvino is also currently a non-executive Director of the Melbourne Recital Centre, a Fellow of the Australian Institute of Company Directors and was the former Managing Director and Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being.

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from 5 October 2009 up to the date of this Report

Dr. Brandon, 63, was appointed to the Board on 5 October 2009 and also serves as a member of the Company’s Audit Committee. He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies. As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products. Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

Huw D. Jones, BEng (Hons), MBA (Non-Executive)

In office from 1 July 2009 up to the date of this Report

Mr. Jones, 47, was appointed to the Board on 19 November 2008. He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee and is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services company focused on the removal of biological contamination in food cold storage, air-conditioning and commercial water systems. Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of GE Healthcare).

Other Directors who served during the 2010 financial year

Fred Bart

In office from 1 July 2009 up to 24 November 2009

Mr. Bart, 55, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He also served as a member of the Company’s Audit Committee. He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited, both ASX-listed companies, and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and also served as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Company Secretary

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)

In office from 1 July 2009 up to the date of this Report

Mr. Howitt, 46, was appointed as the group’s first full-time Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005. During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges. His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies. He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry. He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, no Director holds any direct or indirect interest in the shares and options of the Company or any of its related bodies corporate.

EARNINGS PER SHARE

Basic loss per share (cents per share)	(2.5)
Diluted loss per share (cents per share)	(2.5)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

Nature of operations and principal activities

The principal activities of the entities within the Group during the financial year were the provision of genetic testing and canine reproductive services. The Company also conducted out-licensing of its intellectual property relating to “non-coding DNA” and research and development in the areas of genetics and related fields.

There have been no significant changes in the nature of these activities during the financial year.

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L. The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995. On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company. GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” DNA regions were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time. As a result of the acquisition of GeneType AG, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The Company has since established a fee-for-service genetic testing business that has grown to become the largest non-government operation of its type in Australia. The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests. With the acquisition by the Company in April 2010 of the BREVAGenTM breast cancer diagnostic test from the US, the Company is poised to launch its first test into a global market during the 2011 financial year.

The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports two distinct research projects.

Operating results for the year

Overview

During the 2010 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of $10.0 million, representing an 18.2% ($2.2 million) decrease over the corresponding figure for the 2009 year. The reduction was largely due to a 30.6% fall in revenue from the Company’s out-licensing activities, partially off-set by a 7.8% increase in revenue from operations (comprising the provision of genetic testing and reproductive services, but excluding fees from out-licensing activities).

The consolidated loss after tax of $9.36 million included net non-cash items of approximately $5.29 million, comprising amortisation of patents and depreciation of plant and equipment ($3.71 million), impairment losses and other write-downs ($1.79 million), together with other net credits ($0.21 million). The consolidated loss after tax also included expenditure in respect of the Company’s various research and development activities of $1,576,503 which represented a 40% decrease over the 2009 financial year.

Operations

In 2010, the business completed a major strategic review of its operations and began implementing a new organisational structure. Apart from achieving stronger customer focus through the appointment of several senior staff members, the review was aimed at selecting fewer, higher-margin activities on which the Company could concentrate its efforts.

With a clear focus having been established to develop GTG into a specialist cancer diagnostics business, new field staff were hired to better target the Company’s customer base in Australia and New Zealand. A series of genetic tests were then licensed in from leading-edge companies overseas such as Rosetta Genomics, Trimgen and Response Genetics, which expanded the Company’s portfolio of products. These additional tests, coupled with a more focused targeting of oncologists, led to an increase in the number of contracts and other process improvements. A comparative analysis for the fourth quarter of the 2010 financial year against the previous corresponding quarter revealed an 18% increase in revenue, demonstrating the strength of this strategy. By the end of May 2010, improvements to costing structures within the lab also delivered increased gross margins which will flow on into the 2011 financial year.

The successful purchase of assets from Perlegen Sciences Inc. (“Perlegen”) in California in April 2010, primarily the BREVAGenTM breast cancer risk assessment test, strengthened GTG’s expanding portfolio of medical tests. Following the acquisition, significant work has since been undertaken ahead of the anticipated US launch of BREVAGenTM in late 2010.

In order to fund the purchase of the assets from Perlegen, the Company announced in April 2010 that it had issued by way of private placement a total of 29,960,351 ordinary shares in the Company. The placement involved the issue of 27,940,530 ordinary shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses. The remaining 2,019,821 ordinary shares, which were issued at a price of $0.040 each, were issued to Perlegen as partial consideration for the acquisition of the assets.

The current contract to provide forensic services to the New South Wales Police Force continued during the year and additional attention to the relationship has produced higher case volumes and revenues in excess of budget forecasts. Discussions with two other State-based Police Forces have also commenced.

The Company’s paternity business has been further streamlined. During 2010, the Company renewed its contract with Queensland Legal Aid and introduced online selling of the Silbase brand for paternity, giving the Company both a premium and entry level brand in this competitive market. Contracts were modified and renewed in the personal DNA area; primarily the Company’s sports gene test, ACTN3, in order to better align operational costs with current test volumes. The introduction of a novel genetic test for ancestry in 2010 gave GTG a public face and proved that in-house product development could be achieved in just six weeks and be successfully marketed.

With the overall direction for the business now focused on genetic testing, a detailed review of the profitability of the Company’s reproductive services business resulted in the strategic realignment of the business that had been acquired as part of the acquisition of Frozen Puppies Dot Com Pty. Ltd. in 2008. The Company is now well advanced in disposing of all surplus assets from the business and terminating leases over premises that it had formerly occupied.

Notwithstanding the changes made to the reproductive services part of the Company’s animal business, agreements with both Gribbles Animal Pathology and the retail group Greencross Vet Clinics were executed pursuant to which GTG will market its animal tests through the veterinary channel without the need for incurring large start up investment costs. Work with specific breed clubs and Animal Welfare Leagues also increased sales and exposure for the Company’s BITSA test during 2010. The largest kennel club in China with over 170,000 members, the CKU, has also invited GTG to tender for its business as it moves to making DNA profiling compulsory for its members.

Licensing

During the 2010 year, the Company filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin. The case is being prosecuted by the Company’s Colorado based law firm Sheridan Ross PC, who has in the past successfully asserted and defended GTG’s intellectual property rights globally and has assembled a team of six partners and associates to support the case. Importantly, the Company has put in place arrangements pursuant to which it believes that the costs associated with the patent infringement suit should not have a material adverse impact on its finances.

Since initiating the patent infringement suit in February 2010, two of the nine parties negotiated settlements of the dispute with the Company prior to 30 June 2010. Negotiations seeking to grant further licenses with other parties, including a number who are not involved with the suit, are continuing.

In May 2010, the Company announced that it had received formal notification from the United States Patent and Trademarks Office (USPTO) that it had upheld, without amendment, all of the claims which formed the basis of the re-examination action (as detailed in the Company’s ASX announcement dated 30 June 2009) of the Company’s core 5,612,179 non-coding deoxyribonucleic acid (DNA) patent.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 404,605,152 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s American Depositary Receipts. During the financial year ended 30 June 2010, a total of 29,960,351 shares were issued by the Company. Of this number, 27,940,530 shares were issued for cash with the net proceeds being used to fund the majority of the consideration payable for the acquisition of the assets associated with the BREVAGenTM breast cancer diagnostic test, while the remaining 2,019,821 shares were issued as partial consideration for the BREVAGenTM acquisition (refer Note 15). As at the date of this Report, no ordinary shares were subject to voluntary escrow.

Treasury and related policies

The Company has in place a formal Cash Management Policy. The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short-term interest-bearing deposits with appropriately rated financial institutions.

Cash used in operations

During the financial year, the consolidated net cash flows used in operations was approximately $4.30 million. This result was $620,000 lower than the operating cash flows from the prior year which reflected net outflows of $4.92 million. Overall, the Group’s consolidated cash assets decreased by approximately $4.52 million during the 2010 financial year.

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”). As at 30 June 2010, the total outstanding liability in respect of this facility was $382,640 (refer Note 27).

As at the date of this Report, the Company had two credit card facilities. The first, with St. George Bank (a division of Westpac Banking Corporation), had a total credit limit of $145,000 and, as at 30 June 2010, a total liability of $29,038 was outstanding. The second, with Bank of New Zealand, had a total credit limit of $2,000 and, as at 30 June 2010, a total liability of $85 was outstanding (refer Note 2(a)).

Risk management

The Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.

The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. During recent years, the Company has expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports its findings back to the Audit Committee.

Statement of compliance

The statements provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements are founded on a sound system of risk management and internal compliance and control.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2011 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale of oncology-related tests and, in particular, the distribution of the BREVAGenTM breast cancer diagnostic test in the US through its wholly-owned subsidiary, Phenogen Sciences Inc.

Further, the Company, in conjunction with its US partner, will pursue its patent infringement suit in the United States in an effort to secure additional licenses to its proprietary non-coding technologies. Finally, the Company will continue its efforts to advance the commercialisation opportunities for its RareCellect and ImmunAid research projects.

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2010 financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 October 2009, the Company announced the appointment of Dr. Malcolm Brandon as a non-executive Director of the Company and a member of the Company’s Audit Committee.

On 24 November 2009, Mr. Fred Bart resigned as a Director of the Company and Chairman of its Board of Directors. Mr. Sid Hack was appointed as Chairman of the Board of Directors in his place. Mr. Hack was already serving as a Director of the Company at the time of his appointment.

On 25 November 2009, the Company held its 2009 Annual General Meeting. Resolution 2, in respect of the re-election of Mr. Bart, was withdrawn following his resignation. All other resolutions were passed on a show of hands.

Also on 25 November 2009, the Company announced the appointment of Mr. Tom Bonvino as a non-executive Director of the Company and a member of the Company’s Corporate Governance Committee.

On 17 December 2009, the Company announced that it had executed an exclusive option to evaluate the purchase of the BREVAGenTM breast cancer risk test from Perlegen Sciences, Inc. of Mountain View, California, USA (refer below).

On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin. The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC and Genetic Technologies has put in place arrangements pursuant to which it believes that the patent infringement suit should not have a material adverse impact on its finances. Since filing the suit, non-coding licenses have been granted by the Company to Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company and Beckman Coulter Inc./Clinical Data Inc. as part of settlements that have been reached with those parties. Further, settlement discussions with a number of the remaining parties, together with other parties who are not involved with the suit, have also commenced and are progressing.

On 14 April 2010, the Company announced that it had acquired certain assets from Perlegen Sciences, Inc. (“Perlegen”) with the main asset being the BREVAGenTM breast cancer risk test (“BREVAGenTM”). In addition to the BREVAGenTM test, Genetic Technologies acquired a suite of patents valid to 2022 which augment and extend the Company’s current non-coding patent portfolio.

Also on 14 April 2010, the Company announced that it had issued by way of private placement a total of 29,960,351 ordinary shares in the Company. The placement involved the issue of 27,940,530 shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses. The remaining 2,019,821 shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen, as detailed above. All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required. The majority of the net cash proceeds raised from the placement were used by the Company to purchase assets from Perlegen, including BREVAGenTM, as detailed above.

On 10 May 2010, the Company announced that it had received formal notification from the United States Patent and Trademarks Office (“USPTO”) that the USPTO had upheld, without amendment, all of the claims which formed the basis of the re-examination action of the Company’s core 5,612,179 non-coding deoxyribonucleic acid (DNA) patent (as detailed in the Company’s ASX announcement dated 30 June 2009).

On 8 June 2010, two parties filed an application and statement of claim in the Federal Court of Australia (the “Action”), in which the Company was named as a respondent. The Action relates to several claims of Australian patent 686004, a BRCA patent controlled by Myriad Genetics Inc. of Salt Lake City, Utah, USA. The Court has subsequently adjourned the Action until on, or about, 14 October 2010. Irrespective of the outcome of the Action, the Company believes that the case will have no material impact on its business and it will continue to provide BRCA testing services and will honour its historical commitment to not impede public institutions from doing the same.

On 28 June 2010, the Company established a wholly-owned subsidiary named Phenogen Sciences Inc. that is incorporated in the US state of Delaware. The company was incorporated as the vehicle responsible for the sale of the BREVAGenTM breast cancer risk test in the US marketplace.

On 30 June 2010, the Company announced that, in order to comply with NASDAQ Listing Rule 5450(b)(1)(A), the Company had transferred its listing of its American Depositary Shares, as evidenced by American Depositary Receipts, from the NASDAQ Global Market to the NASDAQ Capital Market, as from the commencement of trade on 30 June 2010. Listing Rule 5450(b)(1)(A) requires all companies listed on the Global Market to maintain minimum shareholders’ equity of USD 10 million. The Company also confirmed that its current NASDAQ ticker symbol, GENE, will remain unchanged.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date. The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

On 30 July 2010, the Company provided a letter of financial support to ImmunAid Pty. Ltd. (“ImmunAid”), a subsidiary. Pursuant to the letter, the Company agreed to fund by way of loan all of ImmunAid’s operating expenses up to, and including, 30 September 2010 and that it would not seek repayment of the loan during that period.

Also on 30 July 2010, a Settlement and License Agreement was executed with Monsanto Company of St. Louis, Missouri, USA as part of the Company’s patent infringement suit (refer Significant Changes in the State of Affairs). On 20 August 2010, a further Settlement Agreement was executed with Beckman Coulter Inc. and Clinical Data Inc., of Brea, California, USA and Newton, Massachusetts, USA respectively, as part of the same suit.

Apart from these events, there have been no other significant events which have occurred after balance date.

SHARE OPTIONS

Unissued shares under option

As at the reporting date, there were 3,300,000 unissued ordinary shares in the Company under option. Following the grant of a further 12,000,000 such options on 8 July 2010, the number of unissued ordinary shares in the Company under option had increased to 15,300,000 by the date of this Directors’ Report. All options were issued at nil cost to the holders. Refer Note 24 to the attached financial statements for further details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year. During the 2010 financial year, however, a total of 1,100,000 options that had previously been issued to employees, some of whom had resigned from the Company, lapsed. Of this number, a total of 600,000 options were forfeited, whilst the remaining 500,000 options expired. No new options were granted during the 2010 financial year. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

REMUNERATION REPORT

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the Group, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer and Company Secretary, Chief Operating Officer, VP Sales and Marketing and VP Legal and Corporate Development. There were five Executive positions within the Group during the 2010 financial year.

Details of Key Management Personnel

DIRECTORS	EXECUTIVES

Sidney C. Hack (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Fred Bart (former Non-Executive)	Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:             Mr. Bonvino was appointed as a Non-Executive Director of the Company on 25 November 2009.

Dr. Brandon was appointed as a Non-Executive Director of the Company on 5 October 2009.

Mr. Bart resigned as a Director of the Company on 24 November 2009.

Ms. Mew was appointed as Chief Operating Officer of the Company on 31 August 2009.

Mr. McPherson was appointed as VP Sales and Marketing of the Company on 20 July 2009.

Dr. Sparling was appointed as VP Legal and Corporate Development of the Company on 26 October 2009.

Subsequent to balance date, Mr. Lewis Stuart was appointed General Manager of Phenogen Sciences Inc., the Company’s wholly-owned, US-based subsidiary. Mr. Stuart is likely to be za member of Key Management Personnel during the year ending 30 June 2011.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Executive Team. The Committee is chaired by Mr. Sidney Hack and has as its members Mr. Tommaso Bonvino and Mr. Huw Jones, both of whom are independent directors.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Executive Team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•                       provide competitive rewards to attract high calibre Executives;

•                       wherever possible, link Executive rewards to shareholder value;

•                       ensure that a portion of an Executive’s remuneration is “at risk”; and

•                       establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is approved by the Corporate Governance Committee.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

The Company’s current remuneration policies provide some degree of linkage between an Executive’s performance based remuneration and the overall strategic and financial performance of the Company. These policies, which are currently being expanded and formalised, seek to provide stronger linkage between the remuneration of the Company’s Executives and its overall performance.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration of $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on either of the two sub-committees of the Board.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration commensurate with their positions and responsibilities within the Group and so as to:

•                       reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

•                       align the interests of Executives with those of the shareholders; and

•                       ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

•                       base salary;

•                       non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, parking (and associated fringe benefits tax, if applicable); and

•                       superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee.

Variable remuneration

Objective

The objective of variable remuneration is to:

•                       align the interests of Executives with those of shareholders;

•                       link Executive rewards to the achievement of strategic goals and performance of the Company; and

•                       ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other employees and is based on Group, division and individual performance during the financial year. STI ranges vary depending on the position and responsibility of each Executive. Actual STI payments granted to each Executive depend on the extent to which the specific targets set at the beginning of each financial year are met.

Group objectives, and their relative weighting, vary depending on position and responsibility, but in respect of the year ending 30 June 2011 include, amongst other things, the achievement of:

•                       earnings before interest, tax, depreciation and amortisation ("EBITDA") and net profit targets;

•                       revenue targets; and

•                       expense performance targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.

Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives. Any such STI payments which may be made are delivered as a cash bonus during the following reporting period. During the year ended 30 June 2010, an STI payment of $45,000 was made to the Chief Executive Officer on the anniversary of his commencement of employment which was outside of the annual STI cycle.

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives in a manner that aligns their remuneration with the creation of shareholder wealth. As such, LTI grants are only made to Executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group’s long term profitability. Participation in the Group’s LTI program is subject to the approval of the Corporate Governance Committee. There are no specific performance hurdles, apart from vesting provisions, in respect of the LTI grants made to Executives.

LTI grants to Executives are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

The options, which are granted at no cost, generally have a life of between four and five years and vest fully at the end of three years from the date on which they are granted. However, in July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted which vest pro-rata over a period of three years. During the year ended 30 June 2010, a net share-based payments expense of $5,866 was incurred by the Company in respect of options which had previously been granted to selected Executives and other employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been previously exercised. The prescribed period ranges from one to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Employment contracts

The Chief Executive Officer, Dr. Paul MacLeman, is employed under an employment contract which took effect on 4 May 2009. The key terms and conditions of Dr. MacLeman’s appointment are:

•                       Dr. MacLeman receives a base salary of $220,000 per annum and statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation. On 28 April 2010, Dr. MacLeman’s annual base salary was increased to $250,000 with effect from 4 May 2010;

•                       Dr. MacLeman's appointment was subject to a probation period of six months which expired on 4 November 2009;

•                       Dr. MacLeman is entitled to receive an STI equivalent to a maximum of 30% of his base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time;

•                       Dr. MacLeman is also entitled to receive an LTI in the form of 3,600,000 options over unissued shares in the Company. These options were granted on 8 July 2010 (refer Note 28);

•                       Dr. MacLeman may resign from his position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Dr. MacLeman’s contract by providing similar written notice or providing payment in lieu of the notice period; and

•                       the Company may terminate Dr. MacLeman's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, Dr. MacLeman is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel who were in office as at the date of this Report, being Mr. Thomas Howitt, Ms. Alison Mew, Mr. Greg McPherson and Dr. David Sparling, are:

•                       the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;

•                       the Executive may resign from his/her position and terminate the contract by giving up to three months written notice;

•                       the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and

•                       the Company may terminate the contract without notice in the event that serious misconduct has occurred. In this instance, all entitlements to both STI and LTI are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

Remuneration of Key Management Personnel

		SHORT-TERM		POST-EMPLOYMENT	LONG SERVICE	SHARE-BASED
		SALARY/FEES	OTHER	SUPERANNUATION	LEAVE	OPTIONS	TOTALS
	YEAR	$	$	$	$	$	$
Name and title of Director
Sidney C. Hack(1)	2010	16,474	—	51,077	—	—	67,551
Non-Executive Chairman	2009	—	—	33,583	—	—	33,583
Tommaso Bonvino(2)	2010	29,935	—	2,694	—	—	32,629
Non-Executive Director	2009	—	—	—	—	—	—
Dr. Malcolm R. Brandon(3)	2010	37,115	—	3,340	—	—	40,455
Non-Executive Director	2009	—	—	—	—	—	—
Huw D. Jones	2010	50,000	—	4,500	—	—	54,500
Non-Executive Director	2009	30,810	—	2,773	—	—	33,583
Fred Bart(4)	2010	28,134	—	2,532	—	—	30,666
Ex. Non-Executive Chairman	2009	62,324	—	5,609	—	—	67,933
Henry Bosch AO(5)	2010	—	—	—	—	—	—
Ex. Non-Executive Chairman	2009	57,981	—	—	—	—	57,981
David Carruthers(5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	19,327	—	1,739	—	—	21,066
John S. Dawkins AO(5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	19,327	—	1,739	—	—	21,066
Dr. Mervyn Jacobson(6)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	22,724	—	—	—	—	22,724
Dr. Leanne Rowe AM(5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	—	—	21,066	—	—	21,066

Sub-totals for Directors	2010	161,658	—	64,143	—	—	225,801
	2009	212,493	—	66,509	—	—	279,002

Name and title of Executive
Dr. Paul D.R. MacLeman(7)	2010	224,653	45,000	24,268	186	—	294,107
Chief Executive Officer	2009	35,821	—	3,224	—	—	39,045
Thomas G. Howitt
Chief Financial Officer and	2010	214,000	—	19,260	5,754	28,257	267,271
Company Secretary	2009	214,000	55,000	24,210	7,863	28,083	329,156
Alison J. Mew(8)	2010	133,948	—	12,055	78	—	146,081
Chief Operating Officer	2009	—	—	—	—	—	—
Gregory J. McPherson(9)	2010	162,371	—	14,613	93	—	177,077
VP Sales and Marketing	2009	—	—	—	—	—	—
Dr. David J. Sparling(10)	2010	115,846	—	10,426	76	—	126,348
VP Legal and Corp. Develop.	2009	—	—	—	—	—	—
M. Luisa Ashdown(11)	2010	—	—	—	—	—	—
Ex. Int. Chief Operating Officer	2009	141,440	5,000	13,180	4,628	5,880	170,128
Michael B. Ohanessian(12)	2010	—	—	—	—	—	—
Ex. Chief Executive Officer	2009	183,616	345,000	39,466	(356)	(68,175)	499,551
Ross Barrow(13)	2010	—	—	—	—	—	—
Ex. Chief Operating Officer	2009	115,821	—	11,337	—	—	127,158

Sub-totals for Executives	2010	850,818	45,000	80,622	6,187	28,257	1,010,884
	2009	690,698	405,000	91,417	12,135	(34,212)	1,165,038

Total remuneration of	2010	1,012,476	45,000	144,765	6,187	28,257	1,236,685
Key Management Personnel	2009	903,191	405,000	157,926	12,135	(34,212)	1,444,040

Note:      The Company and the Group had five Executives, as defined, during the year ended 30 June 2010.

The column above entitled “Other” of $45,000 (2009: $405,000) comprises termination benefits of nil (2009: $345,000) and bonuses of $45,000 (2009: $60,000) (refer notes below).

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24/(AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Notes:

(1)	Mr. Hack was appointed as Chairman of the Company on 24 November 2009. He was already serving as a Director.
(2)	Mr. Bonvino was appointed as a Director of the Company on 25 November 2009.
(3)	Dr. Brandon was appointed as a Director of the Company on 5 October 2009.
(4)	Mr. Bart resigned as Chairman of the Company on 24 November 2009.
(5)	Messrs. Bosch, Carruthers, Dawkins and Dr. Rowe were removed as Directors of the Company on 19 November 2008.
(6)	Dr. Jacobson resigned as a Director of the Company on 12 December 2008.
(7)	During the year ended 30 June 2010, Dr. MacLeman received an STI payment of $45,000 in respect of the anniversary of his commencement of employment.
(8)	Ms. Mew was appointed as Chief Operating Officer of the Company on 31 August 2009.
(9)	Mr. McPherson was appointed as VP Sales and Marketing of the Company on 20 July 2009.
(10)	Dr. Sparling was appointed as VP Legal and Corporate Development of the Company on 26 October 2009.
(11)

Ms. Ashdown was appointed as Interim Chief Operating Officer of the Company on 7 January 2009. She was not classified as part of Key Management Personnel during the year ended 30 June 2010. During the year ended 30 June 2009, Ms. Ashdown received a payment of $5,000 in recognition of her acting as Interim Chief Operating Officer during that year.

(12)

Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on 19 November 2008. During the year ended 30 June 2009, Mr. Ohanessian received $345,000 in respect of a termination benefit and $30,000 in respect of a motor vehicle allowance.  The share-based payments credit attributable to Mr. Ohanessian during the year ended 30 June 2009 arose from the forfeiture of his options following his removal as Chief Executive Officer of the Company on 19 November 2008.

(13)	Mr. Barrow resigned as the Company’s Chief Operating Officer on 31 December 2008.

Options granted and vested as part of remuneration during the year ended 30 June 2010

During the year ended 30 June 2010, certain options which had been granted as equity compensation benefits to Executives vested, as disclosed below. The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	NUMBER OF OPTIONS		EXERCISE	NUMBER	FAIR VALUE	FINAL
	VESTED	GRANTED	PRICE	EXPIRED	PER OPTION	VESTING DATE
Name of Executive
Thomas G. Howitt	62,500	—	$0.53	—	$0.197	12 Aug. 2009

Totals	62,500	—		—

Options granted and vested as part of remuneration during the year ended 30 June 2009

During the year ended 30 June 2009, certain options which had been granted as equity compensation benefits to Executives vested, as disclosed below. The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	NUMBER OF OPTIONS		EXERCISE	NUMBER	FAIR VALUE	FINAL
	VESTED	GRANTED	PRICE	EXPIRED	PER OPTION	VESTING DATE
Name of Executive
Thomas G. Howitt	187,500	—	$0.48	—	$0.139	6 Sep. 2008
Thomas G. Howitt	62,500	—	$0.53	—	$0.197	12 Aug. 2009
Michael B. Ohanessian(1)	—	—	$0.17	(3,650,602)	$0.083	N/A
Ross Barrow(2)	—	—	$0.13	(1,000,000)	$0.045	N/A

Totals	250,000	—		(4,650,602)

Notes:

(1)	The 3,650,602 options which were granted to Mr. Ohanessian were forfeited on 19 May 2009.
(2)	The 1,000,000 options which were granted to Mr. Barrow were forfeited on 31 January 2009.

Fair values of options

During the year ended 30 June 2010, a total of 1,100,000 options that had previously been issued under the Staff Share Plan to employees, some of whom have since resigned from the Company, lapsed. Of this number, a total of 600,000 options were forfeited, whilst the remaining 500,000 options expired. The lapsed options had no fair value on the date they lapsed as they were “out of the money”. No options were exercised during the year ended 30 June 2010 (refer Note 24 for details).

No options were granted during the years ended 30 June 2010 and 30 June 2009. However, on 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date. The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

The resulting weighted average fair values per option for those options vesting on or after 1 July 2010 are:

				WEIGHTED AVE.
NAME OF EXECUTIVE	OPTIONS	GRANT DATE	EXPIRY DATE	FAIR VALUE

Dr. Paul D.R. MacLeman	3,600,000	8 July 2010	8 May 2015	$0.0205
Lewis J. Stuart	2,400,000	8 July 2010	8 May 2015	$0.0205
Thomas G. Howitt	1,500,000	8 July 2010	8 May 2015	$0.0205
Alison J. Mew	1,500,000	8 July 2010	8 May 2015	$0.0205
Gregory J. McPherson	1,500,000	8 July 2010	8 May 2015	$0.0205
Dr. David J. Sparling	1,500,000	8 July 2010	8 May 2015	$0.0205

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including meetings of the two sub-committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			SUB-COMMITTEES OF THE BOARD
	DIRECTORS’ MEETINGS		AUDIT		CORPORATE GOVERNANCE
	ELIGIBLE	ATTENDED	ELIGIBLE	ATTENDED	ELIGIBLE	ATTENDED

Name of Director
Sidney C. Hack	16	16	3	3	1	1
Tommaso Bonvino(1)	10	10	—	—	—	—
Dr. Malcolm R. Brandon(2)	13	13	1	1	—	—
Huw D. Jones	16	16	3	3	1	1
Fred Bart(3)	5	5	2	2	—	—

Sub-committee membership

As at the date of this Report, the Company had two sub-committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee. The individuals who served as members of the Committees during the financial year were:

	AUDIT COMMITTEE	CORPORATE GOVERNANCE COMMITTEE
	PERIOD SERVED	PERIOD SERVED

Name of Member
Sidney C. Hack(5)	1 July 2009 to 30 June 2010	1 July 2009 to 30 June 2010
Tommaso Bonvino	Not applicable	25 November 2009 to 30 June 2010
Dr. Malcolm R. Brandon	5 October 2009 to 30 June 2010	Not applicable
Huw D. Jones	1 July 2009 to 30 June 2010	1 July 2009 to 30 June 2010
Fred Bart	1 July 2009 to 24 November 2009	Not applicable

Notes:

(1)          Mr. Bonvino was appointed as a Director of the Company on 25 November 2009.

(2)          Dr. Brandon was appointed as a Director of the Company on 5 October 2009.

(3)          Mr. Bart resigned as a Director of the Company on 24 November 2009.

(4)          In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

(5)          Mr. Hack served as the Chairman of both sub-committees from 1 July 2009 to 30 June 2010.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from PricewaterhouseCoopers, the auditor of Genetic Technologies Limited, as reproduced on page 87 of the Annual Report.

Non-audit services

During the financial year, the auditor of Genetic Technologies Limited, PricewaterhouseCoopers, provided the Company with certain non-audit services, in addition to its normal audit services. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that audit independence was not compromised.

During the year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries:

	CONSOLIDATED
	2010	2009
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	250,000	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	22,013	10,826
Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	—	565,082

Total remuneration in respect of audit services	272,013	575,908

Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services	60,000	—
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	20,484	—
Ernst & Young Australia in respect of:
Tax advice and compliance services	—	99,480
Ernst & Young South Korea in respect of:
Due diligence and advisory services	—	20,618

Total remuneration in respect of non-audit services	80,484	120,098

Total auditors’ remuneration	352,497	696,006

Note:                   Audit fees paid during the year ended 30 June 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended 30 June 2008 and overruns relating to the 2009 audit which were both paid during the financial year ended 30 June 2010.

Signed in accordance with a resolution of the Directors.

SIDNEY C. HACK

Non-Executive Chairman

Melbourne, 28 September 2010

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

During the 2010 financial year, the Board of Genetic Technologies Limited made further amendments to the Company’s policies and practices to strengthen its corporate governance and to bring it more closely into line with the Recommendations of the ASX Corporate Governance Council. Following the release by the Council of the second edition of the Corporate Governance Principles and Recommendations on 2 August 2007, the Company’s governance structure has been further reviewed in light of the new guidance.

In most respects, Genetic Technologies Limited complies with the Recommendations however, in several areas, policies and practices are being further developed to bring them more closely into line. As new policies are produced, or as the existing ones are amended, they are published on the Company’s website.

As at the date of this Statement, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and subsequently approved by the Company’s shareholders in November 2005. The most significant policies are published on the Company’s website: www.gtglabs.com

•                  Board Charter, which defines the role of the Board and that of Management;

•                  Audit Committee Charter;

•                  Corporate Governance Committee Charter;

•                  Board Protocol, which clarifies the responsibilities of Directors and the Company's expectations of them;

•                  Code of Conduct, including a Document Retention Policy;

•                  Board Performance Evaluation Policy;

•                  Risk and Compliance Policy;

•                  Continuous Disclosure Policy;

•                  Securities Trading Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

The following statements relate to the second edition of the Principles and Recommendations that were released by the ASX Corporate Governance Council on 2 August 2007.

Principle 1: Lay solid foundations for management and oversight

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the Group. The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board Charter and a separate statement of “Matters Reserved for the Board”, both of which have been adopted by the Board, meet the definition of “good practice”. A formal letter of appointment for new directors has been adopted. The Board protocol is also relevant.

The process for evaluating senior executives is referred to in the Board Charter and is developed further in the Corporate Governance Committee Charter. The performance evaluation relating to the 2009 financial year was completed after the end of the reporting period. Further information is provided in the Remuneration Report on pages 33 to 39 inclusive of this Annual Report.

Principle 2: Structure the Board to add value

Since the completion of the 2006 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1, 2.2 and 2.3. There is now a majority of Independent Directors on the Board.

The skills, experience and expertise relevant to the position of director held by each Director in office as at the date of this Statement is included in the Directors’ Report which forms part of the Financial Report. Directors of Genetic Technologies Limited are considered to be independent when they are independent of Management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

The independence of each Director has been considered by the Board during the reporting period. In the context of director independence, “materiality” is considered from both the perspective of the Company and each individual Director. Directors holding more than 5% of the Company’s shares are not considered to be independent.

In accordance with the definition of independence above, and the materiality threshold set, the following Directors of Genetic Technologies Limited are considered to be independent:

NAME	POSITION

Sidney C. Hack	Non-Executive Chairman
Tommaso Bonvino	Non-Executive Director
Dr. Malcolm R. Brandon	Non-Executive Director
Huw D. Jones	Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company’s expense.

The approximate terms in office of each Director in office at the date of this Statement are set out below. Additional details regarding Board appointments are included on the Company’s website.

NAME	TERM IN OFFICE

Sidney C. Hack	1 year, 9 months
Tommaso Bonvino	9 months
Dr. Malcolm R. Brandon	10 months
Huw D. Jones	1 year, 9 months

The Board Performance Evaluation Policy is published on the Company’s website. A review of Board performance, with the assistance of an external consultant, was conducted during the 2006 financial year however, due to several changes in the structure and composition of the Board, no such review was conducted during the 2010 financial year.

Corporate Governance Committee

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director. During the 2006 financial year, the Committee’s role was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role. The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As at the date of this Statement, the members of the Corporate Governance Committee were:

Sidney C. Hack (Chairman)

Tommaso Bonvino

Huw D. Jones

Details of Directors’ attendances at meetings of the Corporate Governance Committee are provided on page 39 of the Directors’ Report.

Principle 3: Promote ethical and responsible decision making

The Company’s Code of Conduct, Whistleblower Policy and Securities Trading Policy are published on its website. The Board considers that the Company complies with this Principle.

Principle 4: Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under a specific Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee. The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the Company’s financial reports.

As at the date of this Statement, the members of the Audit Committee were:

Sidney C. Hack (Chairman)

Dr. Malcolm R. Brandon

Huw D. Jones

Details of Directors’ attendances at meetings of the Audit Committee are provided on page 39 of the Directors’ Report.

Principle 5: Make timely and balanced disclosure

The Board has adopted and published a Continuous Disclosure Policy which was reviewed during the reporting period.

Principle 6: Respect the rights of shareholders

The Board has adopted and published a Shareholder Communications Policy and shareholder participation at general meetings of shareholders is encouraged.

Principle 7: Recognise and manage risk

The Company’s Risk and Compliance Policy covers the controls necessary to manage the identified risks. During recent years, the Company expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports back to the Audit Committee its findings on the effective management of those risks which have been identified.

The Board has received assurances from the Chief Executive Officer and the Chief Financial Officer that the declaration provided by them in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating in all material respects in relation to the financial reporting risks.

Principle 8: Remunerate fairly and responsibly

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions. A full discussion of the Company’s remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2010 financial year is included in the Remuneration Report, which is contained within the Directors’ Report.

The Board has delegated to the Corporate Governance Committee the responsibility for the detailed oversight of remuneration matters. The Committee, which comprises a majority of Independent Directors, is chaired by an Independent Director. The Charter of the Committee is published on the Company’s website.

During the 2010 financial year, further work was undertaken to improve the structure of the Company’s incentive system generally.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		CONSOLIDATED
FOR THE YEAR ENDED 30 JUNE	NOTES	2010 $	2009 $

Revenue from continuing operations
Genetic testing services		4,915,528	4,599,286
Reproductive services		890,030	782,803

Total revenue from continuing operations		5,805,558	5,382,089
Less: cost of sales	6	(2,716,657)	(2,203,839)

Gross profit from continuing operations		3,088,901	3,178,250
Other revenue	4	3,951,178	6,012,014
Other income	5	213,808	787,529
Less: borrowing costs		(100,422)	(89,499)
Less: other expenses	6	(16,508,674)	(17,746,615)

Loss before income tax expense		(9,355,209)	(7,858,321)
Income tax expense		—	—

Loss for the year		(9,355,209)	(7,858,321)

Other comprehensive income/(loss)
Realised gain on sale of available-for-sale investments transferred from reserve		(170,000)	—
Unrealised gain on available-for-sale investments		—	170,000
Exchange gains/(losses) on translation of controlled foreign operations	21	(8,623)	(13,408)
Exchange gains/(losses) on translation of non-controlled foreign operations	23	3,404	6,133

Other comprehensive income/(loss) for the year, net of tax		(175,219)	162,725

Total comprehensive loss for the year		(9,530,428)	(7,695,596)

Loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,343,766)	(7,841,073)
Non-controlling interests		(11,443)	(17,248)

Total loss for the year		(9,355,209)	(7,858,321)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,522,389)	(7,684,481)
Non-controlling interests		(8,039)	(11,115)

Total comprehensive loss for the year		(9,530,428)	(7,695,596)

Earnings per share attributable to owners of the Company:
Basic loss per share (cents per share)	8	(2.5)	(2.1)

Diluted loss per share (cents per share)	8	(2.5)	(2.1)

CONSOLIDATED BALANCE SHEET

		CONSOLIDATED
		2010	2009
AS AT 30 JUNE	NOTES	$	$

ASSETS

Current assets
Cash and cash equivalents	9	3,306,311	7,826,902
Trade and other receivables	10	754,657	1,829,239
Prepayments and other assets	11	369,535	446,825
Performance bond and deposits	12	71,658	200

Total current assets		4,502,161	10,103,166

Non-current assets
Available-for-sale investments	13	—	255,000
Property, plant and equipment	14	1,977,826	3,010,025
Intangible assets and goodwill	15	1,799,585	4,609,540

Total non-current assets		3,777,411	7,874,565

Total assets		8,279,572	17,977,731

LIABILITIES

Current liabilities
Trade and other payables	16	1,195,673	2,158,557
Interest-bearing liabilities	17	382,640	373,444
Deferred revenue	18	194,441	229,008
Provisions	19	706,189	1,018,376

Total current liabilities		2,478,943	3,779,385

Non-current liabilities
Provisions	19	82,933	86,301

Total non-current liabilities		82,933	86,301

Total liabilities		2,561,876	3,865,686

Net assets		5,717,696	14,112,045

EQUITY
Contributed equity	20	72,378,105	71,285,663
Reserves	21	1,529,142	1,701,899
Accumulated losses	22	(68,374,028)	(59,030,262)

Parent entity interest		5,533,219	13,957,300
Minority interests	23	184,477	154,745

Total equity		5,717,696	14,112,045

FINANCIAL STATEMENTS (cont.)

CONSOLIDATED CASH FLOW STATEMENT

		CONSOLIDATED
		2010	2009
FOR THE YEAR ENDED 30 JUNE	NOTES	$	$

Cash flows used in operating activities
Receipts from customers		10,116,896	9,216,374
Payments to suppliers and employees		(14,594,197)	(15,224,721)
Interest received		216,549	585,776
Interest paid		(42,128)	(39,267)
Other receipts		—	469,430
Refund of performance bond		—	68,917

Net cash flows used in operating activities	9	(4,302,880)	(4,923,491)

Cash flows used in investing activities
Proceeds from the sale of available-for-sale investments		295,195	—
Proceeds from the sale of plant and equipment		4,977	338,269
Purchase of assets associated with BREVAGen™ breast cancer test		(952,480)	—
Purchase of non-coding patents		(242,379)	—
Purchases of plant and equipment		(144,796)	(213,300)
Investment in Frozen Puppies Dot Com Pty. Ltd.		—	(469,730)
Costs incurred on acquisition of subsidiary		—	(8,430)

Net cash flows used in investing activities		(1,039,483)	(353,191)

Cash flows from/(used in) financing activities
Net proceeds from the issue of shares		1,011,650	—
Repayment of hire purchase principal		(225,407)	(192,591)

Net cash flows from/(used in) financing activities		786,243	(192,591)

Net decrease in cash and cash equivalents		(4,556,120)	(5,469,273)
Cash and cash equivalents at beginning of year		7,826,902	13,370,772
Net foreign exchange difference		35,529	(74,597)

Cash and cash equivalents at end of year	9	3,306,311	7,826,902

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	ATTRIBUTABLE TO MEMBERS OF GENETIC TECHNOLOGIES LIMITED
	CONTRIBUTED		ACCUMULATED	PARENT	MINORITY
	EQUITY	RESERVES	LOSSES	INTERESTS	INTERESTS	TOTAL EQUITY
	$	$	$	$	$	$

At 1 July 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073

Total comprehensive loss	—	156,592	(7,841,073)	(7,684,481)	(11,115)	(7,695,596)

Transactions with owners in their capacity as owners
Contributions of equity	1,041,667	—	—	1,041,667	—	1,041,667
Share-based payments	—	(43,497)	—	(43,497)	—	(43,497)
Share of issued capital	—	—	—	—	24,398	24,398

	1,041,667	(43,497)	—	998,170	24,398	1,022,568

At 30 June 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045

Total comprehensive loss	—	(178,623)	(9,343,766)	(9,522,389)	(8,039)	(9,530,428)

Transactions with owners in their capacity as owners
Contributions of equity	1,092,442	—	—	1,092,442	—	1,092,442
Share-based payments	—	5,866	—	5,866	—	5,866
Share of issued capital	—	—	—	—	37,771	37,771

	1,092,442	5,866	—	1,098,308	37,771	1,136,079

At 30 June 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696

FINANCIAL STATEMENTS (cont.)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2010

1. CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2010 was authorised for issue in accordance with a resolution of the Directors dated 28 September 2010. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. The nature of the Group’s activities and operations during the year ended 30 June 2010 are disclosed in the Directors’ Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of the available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

Financial statement presentation

The Group has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the Group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.

Going concern basis

During the financial year, the consolidated entity incurred a total comprehensive loss after income tax of $9,530,428 (2009: $7,695,596) and net cash outflows from operations of $4,302,880 (2009: $4,923,491). As at 30 June 2010, the consolidated entity held cash reserves of $3,306,311.

Given the net cash outflows from operations incurred during the year ended 30 June 2010 and the Company’s available cash reserves as at that date, the Directors have undertaken an assessment of the Company’s continued ability to pay its debts as and when they fall due and to remain as a going concern. As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Financial Report.

There is uncertainty in the Company’s cash flow forecasts in relation to the timing and quantum of licensing revenue. However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves through a range of available options, which include:

•                  Generation of additional funds from the granting of further “non-coding” licenses as part of Company’s out-licensing and assertion programs;

•                  The sale of new genetic tests, including the new BREVAGen™ test in USA and Europe;

•                  Deferment of the expenditure associated with the roll-out of the BREVAGen™ test in the USA such that material costs are only incurred once sufficient funds become available;

•                  Continuation of cost containment strategies currently in progress;

•                  The possible raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

•                  If necessary, fundraising from the issue of new shares in the Company and/or the sale of non-core and surplus assets.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)   Basis of preparation (cont.)

As a result of the above, there is material uncertainty as to the Company’s ability to continue as a going concern.

After taking into account all available information, the Directors have concluded that there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and that the basis of preparation of the Financial Report on a going concern basis is appropriate.

Accordingly, no adjustments have been made to the Financial Report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

(b)   New accounting standards and interpretations

In respect of the year ended 30 June 2010, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements. There has been no affect on the profit and loss or the financial position of the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•                  AASB 2009-8 Amendments to Australian Accounting Standards - Group Cash-Settled Share-Based Payment Transactions [AASB 2] [effective for all accounting periods commencing on or after 1 January 2010]

The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The Group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. There will be no impact on the Group’s or the parent entity’s financial statements.

•                  AASB 2009-10 Amendments to Australian Accounting Standards - Classification of Rights Issues [AASB 132] [effective for all accounting periods commencing on or after 1 February 2010]

In October 2009, the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The Group will apply the amended standard from 1 July 2010. As the Group has not made any such rights issues, the amendment will not have any effect on the Group’s or the parent entity’s financial statements.

•                  AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 [effective from 1 January 2013]

AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is yet to assess its full impact. However, initial indications are that it may affect the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss. In the current reporting period, the Group recognised no such gains or losses in other comprehensive income [2009: $170,000] [refer Note 21]. The Group has not yet decided when to adopt AASB 9.

•                  Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards [effective from 1 January 2011]

In December 2009, the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party. The group will apply the amended standard from 1 July 2011. When the amendments are applied, the Group and the parent entity will need to disclose any transactions between its subsidiaries and its associates. However, it has yet to put systems into place to capture the necessary information. It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

FINANCIAL STATEMENTS (cont.)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)   New accounting standards and interpretations (cont.)

•                  AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from 1 July 2010)

AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The Group will apply the interpretation from 1 July 2010. It is not expected to have any impact on the Group’s or the parent entity’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

•                  AASB 2009-14 Amendments to Australian Interpretation - Prepayments of a Minimum Funding Requirement [effective from 1 January 2011]

In December 2009, the AASB made an amendment to Interpretation 14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group does not make any such prepayments. The amendment is therefore not expected to have any impact on the Group’s or the parent entity’s financial statements. The Group intends to apply the amendment from 1 July 2011.

These are the only changes which are expected to be of relevance to the Group.

(c)   Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”). The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control. Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)   Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited - Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited - Chinese yuan (CNY)

GeneType AG - Swiss francs (CHF)

GeneType Corporation - United States dollars (USD)

Phenogen Sciences Inc. - United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)   Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured. The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date. Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments. Available-for-sale investments are measured at approximate market value, in cases where fair value cannot be reliably determined.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)    Segment reporting

An operating segment is a component of the Group:

•                  that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

•                  Whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•                  for which discrete financial information is available.

The Group has adopted AASB 8: Operating Segments from 1 July 2008. AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes. This did not result in a change in the number of reportable segments presented. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. There has been no other impact on the measurement of the Company’s assets and liabilities.

(g)   Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

(h)   Revenue recognition

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 34, has been prepared on the same basis as the consolidated financial statements, except as set out below:

Investments in, and loans to, subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date.

Financial guarantees

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, 30 September 2010 and that it would not seek repayment of the loan during that period.

(i)    Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax (GST). The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured. The Group does not grant refunds to its customers. Refer also to Note 2(z).

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies. Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

FINANCIAL STATEMENTS (cont.)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)    Revenue recognition (cont.)

Interest received

Revenue is recognised as the interest accrues using the effective interest method. Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable non-Government grants that assist it to fund specific research and development projects. These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(j)    Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”). There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model. Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.

In valuing equity-settled transactions, no account is taken of any non-market performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The Company’s policy is to treat the share options of terminated employees as forfeitures.

(k)   Finance costs

Finance costs are recognised as an expense when incurred.

(l)    Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)    Income tax (cont.)

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 7. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(m)  Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may be subject to the deduction of local withholding tax. In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted. Accordingly, the Group has previously recognised a provision in respect of the Directors’ best estimate of the amounts which may be payable.

(n)   Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(o)   Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(p)   Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. Details regarding interest rate and credit risk of current receivables are disclosed in Note 35.

(q)   Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average costs.

(r)   Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs. After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited. Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate. After initial recognition, available-for-sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until such time as the investment is either derecognised or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. The fair values of investments that are actively traded in organised financial markets are determined by reference to the quoted market bid prices applicable as at the close of business on the balance sheet date.

The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date. Any related changes in fair values are directly recorded in equity. Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(t) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory/veterinary equipment - 3 to 5 years

Computer equipment - 2 to 5 years

Office equipment - 2 to 5 years

Equipment under hire purchase - 3 years

Leasehold improvements - lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

(u) Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(v) Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Goodwill (cont.)

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(w) Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(x) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

(y) Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss. Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z) Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made. Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing and reproductive services revenues

The Company operates facilities which provide genetic testing and reproductive services. The Company recognises revenue from the provision of these services when the services have been completed. Fees received in advance of the testing process or reproductive service are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(aa) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(ab) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Any unused sick leave is forfeited and not accumulated at year end. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(ac) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ad) Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

(ae) Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Change in accounting policy

A revised AASB 3: Business Combinations became operative on 1 July 2009. While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss. Under the Group’s previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(v) and 2(w). This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income and withholding taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(l), 2(m) and 2(n)). In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

FINANCIAL STATEMENTS (cont.)

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a) Significant accounting estimates and assumptions (cont.)

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary. Depreciation and amortisation expenses are detailed in Note 6.

(b) Significant judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. In addition to the costs incurred by the Company’s research and development group, costs of clinical trials are also included. The costs of research and development are expensed in full in the period in which they are incurred. The Group will only capitalise its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

	CONSOLIDATED
	2010	2009
	$	$
4. OTHER REVENUE

License fees received	2,058,303	3,693,866
Royalties and annuities received	1,681,444	1,697,848
Interest received	211,431	589,594
Rental recovery	—	30,613
Miscellaneous revenue	—	93

Total other revenue	3,951,178	6,012,014

5. OTHER INCOME

Net gain on disposal of available-for-sale investments	210,195	—
Net foreign exchange gains	10,517	68,007
Net gain/(loss) on disposal of plant and equipment	(6,904)	100,811
Net gain on disposal of joint venture interest	—	185,000
Grants received and related income	—	338,724
Reversal of provision for rehabilitation expenses	—	94,987

Total other income	213,808	787,529

Net (loss)/gain on disposal of plant and equipment
Proceeds from sale	4,977	338,269
Less: carrying value at date of sale	(11,881)	(237,458)

Net (loss)/gain on disposal of plant and equipment	(6,904)	100,811

	CONSOLIDATED
	2010	2009
	$	$

6. EXPENSES

Cost of sales
Inventories used	2,038,646	1,524,881
Direct labour costs	442,435	501,785
Inventories written off	235,576	177,173

Total cost of sales	2,716,657	2,203,839

Other expenses
Employee benefits expenses
Wages and salaries	4,117,094	4,206,580
Consulting fees	653,626	763,490
Superannuation	358,977	382,666
Payroll tax	232,591	266,783
Directors’ fees	212,371	286,194
Staff recruitment, training, amenities and other expenses	180,628	132,841
Termination benefits	118,529	345,000
Fringe benefits tax	40,236	67,940
Workers’ compensation costs	25,687	31,552
Share-based payments expense/(credit)	5,866	(43,497)

Total employee benefits expenses	5,945,605	6,439,549

Impairment losses and other write-downs
Impairment loss on goodwill	1,264,603	—
Impairment loss on plant and equipment	493,061	—
Net bad debts written down/off	22,637	72,066
Impairment loss on inventories	6,232	—
Impairment loss on available-for-sale investments	—	245,959

Total impairment losses and other write-downs	1,786,533	318,025

Amortisation and depreciation expenses
Patents	2,821,002	2,947,337
Laboratory/veterinary equipment	537,759	726,704
Equipment under hire purchase	234,476	187,678
Computer equipment	51,747	78,890
Leasehold improvements	41,605	21,602
Office equipment	19,741	24,449
Motor vehicles	—	1,336

Total amortisation and depreciation expenses	3,706,330	3,987,996

General expenses
Legal and patent fees	1,257,145	1,386,393
Administration expenses	979,006	1,304,682
Rent and outgoings	718,593	584,980
Royalties, license fees and commissions paid	399,318	354,684
Other laboratory and veterinary expenses	357,464	748,254
Marketing and promotion expenses	340,630	272,726
Contract research and trial expenses	90,000	1,209,260
Reversal of provision	(370,346)	—
Other expenses	1,298,396	1,140,066

Total general expenses	5,070,206	7,001,045

Total other expenses	16,508,674	17,746,615

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

7. INCOME TAX

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(9,355,209)	(7,858,321)

Tax at the Australian tax rate of 30% (2009: 30%)	(2,806,563)	(2,357,496)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Impairment losses and other write-downs	535,960	—
Share-based payments (credit)/expense	1,760	(13,049)
Research and development expenses	(445,951)	(300,000)
Withholding tax expense	19,165	26,886
Other non-deductible items	3,330	3,559
	(2,692,299)	(2,640,100)
Tax effect of adjustments relating to temporary differences
Amortisation and depreciation expenses	1,111,899	1,196,399
Net movements in provisions	386,783	(7,579)
Settlement proceeds from Applera Corporation	(183,426)	(614,162)
Other	—	(117,256)
Tax losses not recognised	1,377,043	2,182,698

Income tax expense	—	—

Income tax expense
Current tax	—	—
Deferred tax	—	—

Aggregate income tax expense	—	—

Deferred tax assets
Deferred revenue	58,332	68,702
Applera settlement	739,421	922,847
Intangible assets	927,311	562,004
Doubtful debts	30,750	33,900
Amortisation of hire purchase assets	234,476	187,678
Provisions	236,737	590,645

Total deferred tax assets	2,227,027	2,365,776

Deferred tax assets on temporary differences not brought to account	(2,227,027)	(2,365,776)

Total net deferred tax assets	—	—

Tax losses
Unused tax losses for which no deferred tax asset has been recognised	31,890,137	26,291,400

Deferred tax asset @ 30%	9,567,041	7,887,420

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unconfirmed tax losses with a benefit of approximately $9,567,041 (2009: $7,887,420) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

(a)         The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)         The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)          No changes in tax legislation adversely affect the Group companies from realising the benefit.

7.  INCOME TAX (cont.)

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(l).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2010, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2009: $nil).

8.  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2010	2009
	$	$

Loss for the year attributable to the owners of Genetic Technologies Limited	(9,343,766)	(7,841,073)

Weighted average number of ordinary shares used in calculating loss per share	380,965,204	373,906,149

None of the 3,300,000 (2009: 4,400,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

	CONSOLIDATED
	2010	2009
	$	$

9. CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,773,152	3,076,902
Short-term deposits	1,533,159	4,750,000

Total cash and cash equivalents	3,306,311	7,826,902

Note:	As at 30 June 2010, cash amounting to $418,733 was held on deposit as security for the Group’s hire purchase obligations (2009: $301,432) (refer Note 17).

Reconciliation of operating loss
Reconciliation of operating loss after income tax to net cash flows used in operating activities is as follows:

Operating loss after income tax	(9,355,209)	(7,858,321)

Adjust for non-cash items
Amortisation and depreciation expenses	3,706,330	3,987,996
Share-based payments expense/(credit)	5,866	(43,497)
Impairment losses and other write-downs	1,786,533	318,025
Net draw-downs under Applera settlement	—	(1,801,628)
Net loss/(gain) on disposal of available-for-sale investments	(210,195)	—
Net loss/(gain) on disposal of plant and equipment	6,904	(100,811)
Net foreign exchange (gains)/losses	(10,517)	(68,007)
Fair value of listed shares acquired	—	(85,000)

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

9. CASH AND CASH EQUIVALENTS (cont.)

Reconciliation of operating loss (cont.)

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	1,074,582	(232,501)
(Increase)/decrease in prepayments/other assets	77,290	410,400
(Increase)/decrease in other financial assets	(71,458)	68,917

Increase/(decrease) in trade and other payables	(962,884)	372,145
Increase/(decrease) in deferred revenue	(34,567)	90,067
Increase/(decrease) in provisions	(315,555)	18,724

Net cash flows used in operating activities	(4,302,880)	(4,923,491)

Financing facilities available
As at 30 June 2010, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000
Credit cards	147,000	147,000

Facilities used as at reporting date
Hire purchase facility	(382,640)	(373,444)
Credit cards	(29,123)	(22,958)

Facilities unused as at reporting date
Hire purchase facility	2,117,360	2,126,556
Credit cards	117,877	124,042

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $213,275 (2009: $269,420) by means of hire purchase agreements. The Group also acquired laboratory equipment with an aggregate fair value of $nil (2009: $1,801,628) from draw downs made under the Supply Agreement with Applera Corporation.

Hire purchase facility

As at 30 June 2010, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements. Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach. As a result of the breach, all liabilities in respect of the hire purchase agreements as at 30 June 2010 have been classified as current liabilities in the balance sheet.

	CONSOLIDATED
	2010	2009
	$	$

10. TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	833,243	1,892,766
Less: provision for doubtful debts	(102,500)	(113,000)

Net trade receivables	730,743	1,779,766
Other receivables	23,914	44,355
Accrued interest	—	5,118

Total current trade and other receivables	754,657	1,829,239

Note:                   Trade receivables and other receivables for the Group include amounts due in US dollars of USD 119,677 (2009: USD 82,744), European Euros of EUR 90,000 (2009: EUR 90,000), Chinese yuan of CNY 56,259 (2009: 4,835) and Swiss francs of CHF 550 (2009: 1,226).

Refer Note 35 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

	CONSOLIDATED
	2010	2009
	$	$

11. PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	113,568	144,438
Inventories at the lower of cost and net realisable value	255,967	302,387

Total current prepayments and other assets	369,535	446,825

Impairment loss

The total impairment loss for the financial year of $1,763,896 (2009: $245,959) includes an impairment loss relating to certain inventories of $6,232 (2009: nil) associated with the Company’s reproductive services business which arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008. As at balance date, the Company believes that the carrying values of the remaining inventories of $255,967 is fair and reasonable.

	CONSOLIDATED
	2010	2009
	$	$

12. PERFORMANCE BOND AND DEPOSITS (CURRENT)

Performance bond	71,235	200
Other deposits	423	—

Total current performance bond and deposits	71,658	200

13. AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	245,959	245,959
Less: accumulated impairment losses	(245,959)	(245,959)
Listed shares, at fair value	—	255,000

Total non-current available-for-sale investments	—	255,000

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

14. PROPERTY, PLANT AND EQUIPMENT

Laboratory/veterinary equipment, at cost	5,800,013	5,706,939
Less: accumulated depreciation	(3,804,498)	(3,266,741)
Less: impairment loss	(448,527)	—

Net laboratory/veterinary equipment	1,546,988	2,440,198

Computer equipment, at cost	697,641	799,595
Less: accumulated depreciation	(636,022)	(706,404)

Net computer equipment	61,619	93,191

Office equipment, at cost	199,741	208,201
Less: accumulated depreciation	(144,925)	(139,192)
Less: impairment loss	(10,613)	—

Net office equipment	44,203	69,009

Equipment under hire purchase, at cost	2,017,271	1,803,996
Less: accumulated depreciation	(1,690,651)	(1,456,175)
Less: impairment loss	(31,087)	—

Net equipment under hire purchase	295,533	347,821

Leasehold improvements, at cost	114,665	129,142
Less: accumulated depreciation	(82,348)	(69,336)
Less: impairment loss	(2,834)	—

Net leasehold improvements	29,483	59,806

Total net property, plant and equipment	1,977,826	3,010,025

Reconciliation of property, plant and equipment
Opening gross carrying amount	8,647,873	6,729,913
Add: additions purchased during the year	358,071	2,282,764
Add: additions from acquisition of subsidiary	—	301,621
Less: disposals made during the year	(176,613)	(666,425)

Closing gross carrying amount	8,829,331	8,647,873

Opening accumulated depreciation	(5,637,848)	(5,026,156)
Add: depreciation expense charged	(885,328)	(1,040,659)
Less: disposals made during the year	164,732	428,967
Less: impairment losses	(493,061)	—

Closing accumulated depreciation	(6,851,505)	(5,637,848)

Total net property, plant and equipment	1,977,826	3,010,025

Reconciliation of movements in property, plant and equipment by asset category

	OPENING NET CARRYING AMOUNT	ADDITIONS DURING YEAR	NET DISPOSALS DURING YEAR	DEPRECIATION EXPENSE AND IMPAIRMENT LOSS	CLOSING NET CARRYING AMOUNT
ASSET CATEGORY	$	$	$	$	$

Laboratory/veterinary equipment	2,440,198	93,076	—	(986,286)	1,546,988
Computer equipment	93,191	20,323	(148)	(51,747)	61,619
Office equipment	69,009	8,077	(2,529)	(30,354)	44,203
Equipment under hire purchase	347,821	213,275	—	(265,563)	295,533
Leasehold improvements	59,806	23,320	(9,204)	(44,439)	29,483

Totals	3,010,025	358,071	(11,881)	(1,378,389)	1,977,826

14. PROPERTY, PLANT AND EQUIPMENT (cont.)

Impairment loss

The total plant and equipment impairment loss for the financial year is $493,061 (2009: $nil), which comprised items of equipment associated with the Company’s reproductive services business ($115,413) and items of equipment acquired under the Supply Agreement with Applera Corporation ($377,648) (“Applera”). The impairment charges relating to the reproductive services business arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008. The impairment charges relating to the equipment acquired from Applera arose following an exchange of surplus laboratory equipment with an Australian-based subsidiary of Applera. As at balance date, the Company believes that the carrying values of the remaining items of plant and equipment of $1,977,826 is appropriate.

	CONSOLIDATED
	2010	2009
	$	$

15. INTANGIBLE ASSETS AND GOODWILL

Patents
Patents, at cost	36,417,619	36,319,304
Less: accumulated amortisation	(32,441,195)	(29,764,255)
Less: impairment losses	(3,528,000)	(3,528,000)

Total net patents	448,424	3,027,049

Goodwill
Goodwill, at cost	1,625,115	1,625,115
Less: accumulated amortisation	(42,624)	(42,624)
Less: impairment losses	(1,264,603)	—

Total net goodwill	317,888	1,582,491

Other intangible assets
Assets associated with BREVAGen™ breast cancer test, at cost	1,033,273	—

Total net other intangible assets	1,033,273	—

Total net intangible assets and goodwill	1,799,585	4,609,540

Reconciliation of patents
Opening gross carrying amount	36,319,304	36,059,673
Add: additions purchased during the year (refer note)	242,379	—
Adjust for exchange rate movements	(144,064)	259,631

Closing gross carrying amount	36,417,619	36,319,304

Opening accumulated amortisation and impairment losses	(33,292,255)	(30,085,287)
Add: amortisation expense charged	(2,821,004)	(2,947,337)
Adjust for exchange rate movements	144,064	(259,631)

Closing accumulated amortisation and impairment losses	(35,969,195)	(33,292,255)

Total net patents	448,424	3,027,049

Reconciliation of goodwill
Opening gross carrying amount	1,625,115	358,012
Add: acquisition of goodwill from purchase of Frozen Puppies Dot Com Pty. Ltd.	—	1,267,103

Closing gross carrying amount	1,625,115	1,625,115

Opening accumulated amortisation and impairment losses	(42,624)	(42,624)
Less: impairment losses (refer note)	(1,264,603)	—

Closing accumulated amortisation and impairment losses	(1,307,227)	(42,624)

Total net goodwill	317,888	1,582,491

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

15. INTANGIBLE ASSETS AND GOODWILL (cont.)

Reconciliation of other intangible assets
Opening gross carrying amount	—	—
Add: acquisition of BREVAGen™ breast cancer test (refer note)	1,033,273	—

Total net other intangible assets	1,033,273	—

Acquisition of BREVAGen™ breast cancer test

On 14 April 2010, the Company acquired various intangible assets from California-based Perlegen Sciences Inc. (“Perlegen”), the majority of which relate to a proprietary genetic breast cancer test called BREVAGen™. The carrying value of the assets acquired from Perlegen, which also equates to cost, is dissected as follows:

$

Intangible assets related to the BREVAGen™ test	1,033,273
Non-coding patents	242,379

Total value of assets acquired from Perlegen	1,275,652

In assessing the correct accounting treatment for the acquisition of the BREVAGen™ assets, consideration was given to the factors for determining a business combination in accordance with IFRS 3R.

As the BREVAGen™ assets were acquired in an arm’s-length transaction less than three months prior to balance date and the forecast revenues from the sale of the BREVAGen™ test demonstrate the likely use of the assets, there is no indication of impairment as at 30 June 2010. Certain royalties, representing a fixed percentage of future sales of the BREVAGen™ test, will be payable by the Company to Perlegen and other parties.

Impairment loss

The total goodwill impairment loss for the financial year is $1,264,603 (2009: $nil). No other classes of goodwill were impaired during the financial year. The impairment charge, which related to the Company’s reproductive services business, arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business during the 2009 financial year.

As at balance date, the Company believes that the carrying values of the remaining intangible assets and goodwill of $1,799,585 is appropriate.

	CONSOLIDATED
	2010	2009
	$	$

16. TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	680,377	1,624,290
Other payables	228,899	194,022
Accrued expenses	286,397	340,245

Total current trade and other payables	1,195,673	2,158,557

Note:          Trade payables and other payables for the Group include amounts due in US dollars of USD 97,957 (2009: USD 193,342), Chinese yuan of CNY 50,508 (2009: 7,791), European euros of EUR 45,187 (2009: EUR nil), Canadian dollars of CAD 9,326 (2009: CAD 10,520), Pounds Sterling of GBP 3,729 (2009: nil), Swiss francs of CHF 3,190 (2009: CHF 4,190), New Zealand dollars of NZD 39 (2009: 1,318) and Japanese yen of JPY nil (2009: 51,951).

Refer Note 35 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

	CONSOLIDATED
	2010	2009
	$	$

17. INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 27 and 35)	382,640	373,444

Total current interest-bearing liabilities	382,640	373,444

Note:          The carrying values of the hire purchase liabilities approximate their fair values. As at 30 June 2010, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements. Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach. As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at 30 June 2010 have been classified as current liabilities in the balance sheet.

18. DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	192,841	152,392
Reproductive service fees received in advance	1,600	76,616

Total current deferred revenue	194,441	229,008

19. PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	442,108	396,198
Long service leave	264,081	251,832
Withholding tax	—	370,346

Total current provisions	706,189	1,018,376

Non-current provisions
Long service leave	82,933	86,301

Total non-current provisions	82,933	86,301

Total provisions	789,122	1,104,677

Reconciliation of annual leave provision
Balance at the beginning of the financial year	396,198	368,492
Add: obligation accrued during the year	383,883	392,647
Less: utilised during the year	(337,973)	(364,941)

Balance at the end of the financial year (note)	442,108	396,198

Reconciliation of long service leave provision
Balance at the beginning of the financial year	338,133	296,113
Add: obligation accrued during the year	54,401	45,656
Less: utilised during the year	(45,520)	(3,636)

Balance at the end of the financial year (note)	347,014	338,133

Reconciliation of withholding tax
Balance at the beginning of the financial year	370,346	326,361
Add: obligation accrued during the year	—	43,985
Less: reversal of provision	(370,346)	—

Balance at the end of the financial year	—	370,346

Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	—	94,987
Less: utilised during the year	—	(94,987)

Balance at the end of the financial year	—	—

Note:          The current provisions for annual leave and long service leave include a total amount of $442,475 (2009: $365,754) in respect of obligations which, based on historical evidence, the Company estimates will be settled after more than 12 months from balance date.

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

20. CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	72,378,105	71,285,663

Total contributed equity	72,378,105	71,285,663

	SHARES	$

Movements in shares on issue
Year ended 30 June 2010
Balance at the beginning of the financial year	374,644,801	71,285,663
Add: shares issued during the year for cash (net of associated costs)	27,940,530	1,011,650
Add: shares issued during the year other than for cash	2,019,821	80,792

Balance at the end of the financial year	404,605,152	72,378,105

Year ended 30 June 2009
Balance at the beginning of the financial year	362,389,899	70,243,996
Add: shares issued during the year other than for cash	12,254,902	1,041,667

Balance at the end of the financial year	374,644,801	71,285,663

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

	CONSOLIDATED
	2010	2009
	$	$

21. RESERVES

Foreign currency translation	(69,961)	(61,338)
Share-based payments	1,599,103	1,593,237
Net unrealised gains	—	170,000

Total reserves	1,529,142	1,701,899

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(61,338)	(47,930)
Add: net currency translation loss	(8,623)	(13,408)

Balance at the end of the financial year	(69,961)	(61,338)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,593,237	1,636,734
Add: share-based payments	5,866	(43,497)

Balance at the end of the financial year	1,599,103	1,593,237

Reconciliation of net unrealised gains reserve
Balance at the beginning of the financial year	170,000	—
Less: reversal of reserve	(170,000)	—
Add: net unrealised gains	—	170,000

Balance at the end of the financial year	—	170,000

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

Net unrealised gains reserve

This reserve is used to record movements in the fair value of available-for-sale investments.

	CONSOLIDATED
	2010	2009
	$	$

22. ACCUMULATED LOSSES

Balance at the beginning of the financial year	(59,030,262)	(51,189,189)
Add: net loss attributable to members of Genetic Technologies Limited	(9,343,766)	(7,841,073)

Balance at the end of the financial year	(68,374,028)	(59,030,262)

23. MINORITY INTERESTS
Balance at the beginning of the financial year	154,745	141,462

Movements during the year
Share of operating losses	(11,443)	(17,248)
Share of movement in reserves	3,404	6,133

Net loss attributable to minority interests	(8,039)	(11,115)
Add: share of issued capital	37,771	24,398

Balance at the end of the financial year	184,477	154,745

FINANCIAL STATEMENTS (cont.)

24. OPTIONS

Options summary

As at 30 June 2010, the following options over ordinary shares in the Company were outstanding.

		WEIGHTED AVE.		WEIGHTED AVE.
	2010	EXERCISE PRICE	2009	EXERCISE PRICE

Unlisted employee options (refer below)	3,300,000	$0.33	4,400,000	$0.34

Total number of options outstanding	3,300,000	$0.33	4,400,000	$0.34

Unlisted employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at 30 June 2010, there was 1 executive and 7 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights. The movements in the number of options granted under the Plans are as follows:

		WEIGHTED AVE.		WEIGHTED AVE.
	2010	EXERCISE PRICE	2009	EXERCISE PRICE

Balance at the beginning of the financial year	4,400,000	$0.34	11,175,602	$0.27
Less: options forfeited during the year	(600,000)	$0.26	(5,700,602)	$0.19
Less: options expired during the year	(500,000)	$0.52	(1,075,000)	$0.43

Balance at the end of the financial year	3,300,000	$0.33	4,400,000	$0.34

Exercisable at the end of the financial year	2,825,000	$0.34	1,812,500	$0.48

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended 30 June 2010 (2009: $nil). The numbers of options outstanding as at 30 June 2010 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. Refer Note 28 for further information. The options listed below are not listed on ASX.

		WEIGHTED AVE.		WEIGHTED AVE.
OPTION DESCRIPTION	2010	EXERCISE PRICE	2009	EXERCISE PRICE

GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	250,000	$0.43	350,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	150,000	$0.40
GTGAY (expiring 23 October 2012)	1,900,000	$0.22	2,400,000	$0.22
GTGAZ (expiring 27 February 2010)	—	—	200,000	$0.56
GTGAZ (expiring 27 February 2010)	—	—	300,000	$0.49

Balance at the end of the financial year	3,300,000	$0.33	4,400,000	$0.34

25. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Management Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment. The Group’s three operating segments can be described as follows:

Operations - involves the provision of a range of genetic testing and reproductive services.

Licensing - involves the out-licensing of the Group’s “non-coding” technology.

Research - involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		REVENUES AND INCOME			PROFIT/(LOSS)			AMORTISATION
		SALES	OTHER	TOTALS	AFTER TAX	ASSETS	LIABILITIES	/DEPRECIATION
SEGMENT		$	$	$	$	$	$	$

Operations	2010	5,805,558	—	5,805,558	(4,720,180)	3,885,395	(1,646,160)	(783,826)
	2009	5,382,089	98,867	5,480,956	(2,923,258)	5,711,113	(1,453,352)	(872,897)

Licensing	2010	—	3,739,747	3,739,747	(186,856)	674,373	(274,602)	(2,771,907)
	2009	—	5,391,714	5,391,714	1,373,993	3,035,475	(309,312)	(2,899,432)

Research	2010	—	—	—	(1,576,503)	165,523	(81,442)	(111,412)
	2009	—	369,337	369,337	(2,645,438)	861,838	(866,214)	(157,796)

Sub-total	2010	5,805,558	3,739,747	9,545,305	(6,483,539)	4,725,291	(2,002,204)	(3,667,145)
	2009	5,382,089	5,859,918	11,242,007	(4,194,703)	9,608,426	(2,628,878)	(3,930,125)

Corporate	2010	—	425,239	425,239	(2,871,670)	3,554,281	(559,672)	(39,185)
	2009	—	939,625	939,625	(3,663,618)	8,369,305	(1,236,808)	(57,871)

Totals	2010	5,805,558	4,164,986	9,970,544	(9,355,209)	8,279,572	(2,561,876)	(3,706,330)
	2009	5,382,089	6,799,543	12,181,632	(7,858,321)	17,977,731	(3,865,686)	(3,987,996)

		IMPAIRMENT LOSSES/	PURCHASES OF	NET CASH FLOWS (USED IN)/FROM
		WRITE DOWNS	EQUIPMENT	OPERATING ACTIVITIES	INVESTING ACTIVITIES	FINANCING ACTIVITIES
SEGMENT		$	$	$	$	$

Operations	2010	(1,786,533)	345,801	1,959,837	(1,331,408)	(214,838)
	2009	(72,066)	2,453,760	(1,246,503)	(224,511)	(156,692)

Licensing	2010	—	6,477	(794,777)	(6,477)	—
	2009	—	—	2,658,848	—	—

Research	2010	—	—	(2,115,625)	—	—
	2009	—	—	(2,882,972)	—	(26,400)

Sub-total	2010	(1,786,533)	352,278	(950,565)	(1,337,885)	(214,838)
	2009	(72,066)	2,453,760	(1,470,627)	(224,511)	(183,092)

Corporate	2010	—	5,793	(3,352,315)	298,402	1,001,081
	2009	(245,959)	130,625	(3,452,864)	(128,680)	(9,499)

Totals	2010	(1,786,533)	358,071	(4,302,880)	(1,039,483)	786,243
	2009	(318,025)	2,584,385	(4,923,491)	(353,191)	(192,591)

Notes:             Other revenues and income - corporate includes interest received of $211,431 (2009: $589,594).

Expenses - corporate includes employee benefits expenses of $1,649,169 (2009: $1,864,632).

Assets - corporate includes cash of $3,306,311 (2009: $7,826,902).

Liabilities - corporate includes trade and other payables of $373,043 (2009: $666,630) and provisions of $173,607 (2009: $546,585).

There were no intersegment sales.

FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

Geographic information

Australia - is the home country of the parent entity and the location of the Company’s operations and licensing activities.

China - is the home of Genetic Technologies (Beijing) Limited.

Canada - is the home of Gtech International Resources Limited.

Switzerland - is the home of GeneType AG.

USA - is the home of GeneType Corporation and Phenogen Sciences Inc.

Revenues are allocated on the basis of the geographical location of the entities which earn them. The following table presents sales and other income and revenue on the basis of geographical locations for the years ended 30 June 2010 and 30 June 2009.

		SALES REVENUE	OTHER	TOTALS
SEGMENT		$	$	$

Australia	2010	5,683,060	4,164,891	9,847,951
	2009	5,331,248	6,798,412	12,129,660

China	2010	122,498	90	122,588
	2009	50,841	41	50,882

Canada	2010	—	—	—
	2009	—	1,083	1,083

Switzerland	2010	—	5	5
	2009	—	7	7

Totals	2010	5,805,558	4,164,986	9,970,544
	2009	5,382,089	6,799,543	12,181,632

The total of the non-current assets located in Australia is $3,694,456 (2009: $7,768,174). The total of the non-current assets located in other countries is $82,955 (2009: $106,391). Segment non-current assets are allocated to countries based on the location of the respective assets.

Segment products and locations

The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009. As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters. Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.

Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services. During the year ended 30 June 2010, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

26. CONTINGENT ASSETS

The Group had no contingent liabilities as at 30 June 2010.

	CONSOLIDATED
	2010	2009
	$	$

27. COMMITMENTS AND CONTINGENCIES

Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	259,597	192,442
- later than one year but not later than five years	152,954	221,057
- later than five years	—	—

Total minimum hire purchase payments	412,551	413,499
Less: future finance charges	(29,911)	(40,055)

Present value of hire purchase payments	382,640	373,444

Aggregate expenditure commitments comprise:
Current liability (Note 17)	382,640	373,444

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”). Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility. Refer Note 17 in respect of a breach of the Facility’s terms.

	CONSOLIDATED
	2010	2009
	$	$

Operating lease expenditure commitments

Minimum operating lease payments
- not later than one year	459,193	467,238
- later than one year but not later than five years	723,103	478,120
- later than five years	—	—

Total minimum operating lease payments	1,182,296	945,358

As at 30 June 2010, leases related to the following premises that will be occupied by the Group during the 2011 financial year:

				MINIMUM
LOCATION	LANDLORD	USE	DATE OF EXPIRY	PAYMENTS

60-66 Hanover Street	Bankberg	Office
Fitzroy, Victoria 3065 Australia	Pty. Ltd.	and laboratory	20 August 2010	$64,412

60-66 Hanover Street	Crude Pty. Ltd.	Office
Fitzroy, Victoria 3065 Australia	(refer note below)	and laboratory	30 September 2013	$966,453

9115 Harris Corners Parkway, Suite 320
Charlotte, North Carolina 28269 USA	HC 9115 LLC	Office	31 October 2010	$68,031

19 Old Northern Road
Baulkham Hills,	The Animal Referral	Veterinary
New South Wales 2153 Australia	Hospital Pty. Ltd.	facility	28 September 2011	$43,750

2330 South Gippsland Highway	Watts & Chen	Veterinary
Devon Meadows, Victoria 3977 Australia	Super Fund	facility	30 June 2011	$29,720

			Total	$1,172,366

Note:          On 16 August 2010, the key terms of a new three-year lease over the Company’s premises in Fitzroy, Victoria were agreed with Crude Pty. Ltd. which acquired the property from Bankberg Pty. Ltd. on 20 August 2010. As at the date of this Report, a formal lease documenting the agree terms, which will result in reduced rent being payable by the Company, was being prepared.

In addition to the above commitments in respect of leased premises, as at 30 June 2010 the Company had commitment of $9,930 in respect of a motor vehicle lease.

FINANCIAL STATEMENTS (cont.)

	CONSOLIDATED
	2010	2009
	$	$

27. COMMITMENTS AND CONTINGENCIES (cont.)

Research and development expenditure commitments
Minimum research and development payments
- not later than one year	126,083	237,500
- later than one year but not later than five years	—	140,750
- later than five years	—	—

Total minimum research and development payments	126,083	378,250

On 1 April 2008, the Company entered into an Australian Research Council (ARC) Linkage Agreement with the University of Newcastle. The Agreement relates to the synthesis of novel nematocidal compounds and complements an existing ARC Linkage Agreement that the Company has with the University of Melbourne. The Company committed to contribute $90,000 per annum in cash over a period of three years from 2008 to 2010. As at 30 June 2010, $126,083 remained payable under the Agreement, which included a non-cash in-kind contribution of $81,083.

Other capital expenditure commitments

As at 30 June 2010, the Company did not have any other significant contracted capital expenditure commitments.

28. EMPLOYEE BENEFITS

Employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Note 24). As at 30 June 2010, there was 1 executive and 7 employees who held options that had been granted under the Plans.

There were no options granted during the years ended 30 June 2010 or 30 June 2009. However, on 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date. The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Superannuation commitments

The Group does not have any defined benefit funds. The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff. All contributions are expensed when incurred. Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

29. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group

During the year ended 30 June 2010, various transactions within the Group as listed below occurred. All amounts were charged on commercial, arm’s-length terms and at commercial rates.

•                  AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $12,302 (2009: $20,720) in respect of an outstanding loan between the parties.

•                  ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $45,000 (2009: $45,000).

•                  Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to GTC amounting to $331 (2009: $64). GTBL also purchased testing services from GTC at a cost of $6,702.

29. RELATED PARTY DISCLOSURES (cont.)

Other related party transactions

During the year ended 30 June 2010, the Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $579,806 (2009: $529,234) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group. On 20 August 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party (refer Note 27).

During the year ended 30 June 2010, the Company paid a total of $50,000 (2009: $nil) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. Also during the year, Genetic Technologies Limited paid a total of $238,100 (2009: $131,851) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company of $84,949 (2009: $72,401) and reimbursement of associated travel expenses of $153,151 (2009: $59,450). During the 2010 financial year, Dr. Jacobson was also appointed as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary.

Finally, during the year ended 30 June 2009, Genetic Technologies Limited paid a total of $99,458 to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Company.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length. Please refer to Note 30 for a description of transactions with Key Management Personnel.

30. KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

DIRECTORS	EXECUTIVES

Sidney C. Hack (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)

Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)

Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)

Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)

Fred Bart (former Non-Executive)	Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:	Mr. Bonvino was appointed as a Non-Executive Director of the Company on 25 November 2009.
Dr. Brandon was appointed as a Non-Executive Director of the Company on 5 October 2009.
Mr. Bart resigned as a Director of the Company on 24 November 2009.
Ms. Mew was appointed as Chief Operating Officer of the Company on 31 August 2009.
Mr. McPherson was appointed as VP Sales and Marketing of the Company on 20 July 2009.
Dr. Sparling was appointed as VP Legal and Corporate Development of the Company on 26 October 2009.

	CONSOLIDATED
	2010	2009
	$	$

Remuneration of Key Management Personnel
Short-term employee benefits	1,102,976	963,191
Post-employment benefits	99,265	157,926
Share-based payments	28,257	(34,212)
Long-term benefits	6,187	12,135
Termination benefits	—	345,000

Total remuneration of Key Management Personnel	1,236,685	1,444,040

FINANCIAL STATEMENTS (cont.)

30. KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

VESTED AND NON-VESTED AS AT YEAR END
30 JUNE 2010	OPENING	NUMBER OF OPTIONS			CLOSING		NOT
NAME OF OPTIONHOLDER	BALANCE	GRANTED	EXERCISED	LAPSED	BALANCE	TOTAL	EXERCISABLE	EXERCISABLE

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—	—	—	—
Thomas G. Howitt	2,000,000	—	—	—	2,000,000	2,000,000	250,000	1,750,000
Alison J. Mew	—	—	—	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—	—	—	—

Totals	2,000,000	—	—	—	2,000,000	2,000,000	250,000	1,750,000

Notes:	Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended 30 June 2010.
Ms. Ashdown ceased to be a member of Key Management Personnel during the year ended 30 June 2010.
The heading “Lapsed” includes options which were forfeited.

						VESTED AND NON-VESTED AS AT YEAR END
30 JUNE 2009	OPENING	NUMBER OF OPTIONS			CLOSING		NOT
NAME OF OPTIONHOLDER	BALANCE	GRANTED	EXERCISED	LAPSED	BALANCE	TOTAL	EXERCISABLE	EXERCISABLE

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—	—	—	—
Thomas G. Howitt	2,000,000	—	—	—	2,000,000	2,000,000	1,062,500	937,500
M. Luisa Ashdown	300,000	—	—	—	300,000	300,000	300,000	—
Michael B. Ohanessian	3,650,602	—	—	(3,650,602)	—	—	—	—
Ross Barrow	1,000,000	—	—	(1,000,000)	—	—	—	—

Totals	6,950,602	—	—	(4,650,602)	2,300,000	2,300,000	1,362,500	937,500

Notes:	Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended 30 June 2009.
Mr. Ohanessian and Mr. Barrow ceased to be members of Key Management Personnel during the year ended 30 June 2009.
During the year ended 30 June 2008, a decision was made not to grant further options to Directors of the Company.
The heading “Lapsed” includes options which were forfeited.

Shareholdings of Key Management Personnel

ACQUIRED ON
30 JUNE 2010	OPENING	NUMBER OF SHARES		EXERCISE OF	CLOSING
SHARES HELD IN GENETIC TECHNOLOGIES LIMITED	BALANCE	BOUGHT	SOLD	OPTIONS	BALANCE

Director
Sidney C. Hack	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Malcolm R. Brandon	—	—	—	—	—
Huw D. Jones	—	—	—	—	—

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
Alison J. Mew	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—

Totals	—	—	—	—	—

Notes:	Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended 30 June 2010.
Mr. Bart and Ms. Ashdown ceased to be a member of Key Management Personnel during the year ended 30 June 2010.
Mr. Ohanessian and Mr. Barrow ceased to be members of Key Management Personnel during the year ended 30 June 2009.

30. KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel (cont.)

				ACQUIRED ON
30 JUNE 2009	OPENING	NUMBER OF SHARES		EXERCISE OF	CLOSING
SHARES HELD IN GENETIC TECHNOLOGIES LIMITED	BALANCE	BOUGHT	SOLD	OPTIONS	BALANCE

Director
Fred Bart	25,918,214	—	—	—	25,918,214
Sidney C. Hack	—	—	—	—	—
Huw D. Jones	—	—	—	—	—

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
M. Luisa Ashdown	622,045	—	—	—	622,045

Totals	26,540,259	—	—	—	26,540,259

Notes:	Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended 30 June 2009.
Mr. Bosch, Mr. Carruthers, Mr. Dawkins, Dr. Jacobson, Dr. Rowe, Mr. Ohanessian and Mr. Barrow all ceased to be members of Key Management Personnel during the year ended 30 June 2009.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

	CONSOLIDATED
	2010	2009
	$	$

31. AUDITORS’ REMUNERATION

Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	250,000	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	22,013	10,826
Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	—	565,082

Total remuneration in respect of audit services	272,013	575,908

Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services	60,000	—
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	20,484	—
Ernst & Young Australia in respect of:
Tax advice and compliance services	—	99,480
Ernst & Young South Korea in respect of:
Due diligence and advisory services	—	20,618

Total remuneration in respect of non-audit services	80,484	120,098

Total auditors’ remuneration	352,497	696,006

Note:

Audit fees paid during the year ended 30 June 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended 30 June 2008 and overruns relating to the 2009 audit which were both paid during the financial year ended 30 June 2010.

FINANCIAL STATEMENTS (cont.)

32. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2010.

		GROUP INTEREST (%)		NET CARRYING VALUE ($)
NAME OF GROUP COMPANY	INCORPORATION DETAILS	2010	2009	2010	2009

Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990	100%	100%	1	1
	Victoria, Australia

Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	7 March 2001	100%	100%	10	10
	N.S.W., Australia

GeneType AG	13 February 1989	100%	100%	236	7,311
	Zug, Switzerland

GeneType Corporation	18 December 1989	100%	100%	—	—
	California, U.S.A.

Phenogen Sciences Inc.	28 June 2010	100%	100%	—	—
	Delaware, U.S.A.

Gtech International Resources Limited	29 November 1968	75.8%	75.8%	364,922	398,169
	Yukon Territory, Canada

Frozen Puppies Dot Com Pty. Ltd.	15 February 2006	100%	100%	—	1,550,097
	N.S.W., Australia

ImmunAid Pty. Ltd. (refer note below)	21 March 2001	71.7%	70.5%	60	—
	Victoria, Australia
Total carrying value				365,231	1,955,590

Entities held by other subsidiaries
AgGenomics Pty. Ltd.	15 February 2002	50.1%	50.1%	—	50
	Victoria, Australia

Genetic Technologies (Beijing) Limited	25 December 2008	100%	100%	—	68,607
	Beijing Municipality,
	China

Note:

During the year ended 30 June 2010, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company. The total amount of the loans at the time of the conversions was $334,112. As a result, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.2% from 70.5% to 71.7%.

33. CHANGES IN THE COMPOSITION OF THE ENTITY

Incorporation of subsidiary

On 28 June 2010, the Company incorporated Phenogen Sciences Inc. in the state of Delaware, USA. The initial contributed equity of the company is USD 10,000 which comprises 100 common shares with a value of USD 100 each. The company was incorporated to commercialise the BREVAGenTM breast cancer test that was acquired during the 2010 financial year by Genetic Technologies Limited (refer Note 15).

34. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	CONSOLIDATED
	2010	2009
	$	$

Balance sheet
Current assets	3,243,890	7,643,993
Total assets	7,856,620	16,089,356
Current liabilities	7,381,481	5,313,398
Total liabilities	7,609,844	5,399,699

Equity
Contributed equity	72,378,105	71,285,663
Reserves
Share-based payments	1,544,406	1,538,540
Net unrealised gains	—	170,000
Accumulated losses	(73,675,735)	(62,304,546)

Total equity	246,776	10,689,657

Loss for the year	(11,371,189)	(7,035,755)

Total comprehensive loss	(11,371,189)	(7,035,755)

Note:

The current liabilities of Genetic Technologies Limited exceed its current assets as at 30 June 2010 due to the fact that the asset loans to, and investments in, its subsidiaries have been written down, whilst the loans from the subsidiaries to the parent entity as at that date have not.

Guarantees entered into by the parent entity

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, 30 September 2010 and that it would not seek repayment of the loan during that period.

Related party information

As at 30 June 2010, $30,793,956 (2009: $30,089,249) was receivable by the Company from its various subsidiaries. As at the same date, an amount of $5,626,740 (2009: $3,061,931) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities of the parent entity

As at the date of this Financial Report, the parent entity had provided a letter of financial support to ImmunAid Pty. Ltd., a subsidiary (refer Note 36).

Contractual commitments for the acquisition of plant and equipment

The parent entity had no contractual commitments for the acquisition of plant and equipment as at 30 June 2010.

FINANCIAL STATEMENTS (cont.)

35. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors. The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk.

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities. The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk. The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	CONSOLIDATED
	2010	2009
	$	$

Financial assets
Cash at bank/on hand	1,773,152	3,076,902
Short-term deposits	1,533,159	4,750,000
Trade and other receivables	754,657	1,829,239
Performance bond and deposits	71,658	200
Available-for-sale investments	—	255,000

Total financial assets	4,132,626	9,911,341

Financial liabilities
Trade and other payables	1,195,673	2,158,557
Hire purchase liabilities	382,640	373,444

Total financial liabilities	1,578,313	2,532,001

Credit risk

The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings. The compliance with credit limits by customers is regularly monitored by Management. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk. The maximum exposures to credit risk as at 30 June 2010 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines included in the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited. The Group has not entered into any transactions that qualify as a financial derivative instrument.

35. FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. As at 30 June 2010, the balance of the Group’s provision for doubtful debts was $102,500 (2009: $113,000), out of a total receivables balance as at that date of $754,657 (2009: $1,829,239). For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	CONSOLIDATED
	2010	2009
	$	$

Trade and other receivables
Current (less than 30 days)	578,417	1,597,055
31 days to 60 days	98,533	133,385
61 days to 90 days (note)	10,702	25,885
Greater than 90 days (note)	67,005	72,914

Total trade and other receivables (Note 10)	754,657	1,829,239

Trade and other payables

Current (less than 30 days)	1,153,364	2,158,557
31 days to 60 days	42,309	—
61 days to 90 days	—	—
Greater than 90 days	—	—

Total trade and other payables (Note 16)	1,195,673	2,158,557

Note:

Trade and other receivables for the Group that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $2,351,077 (2009: $5,692,928). The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $77,707 in net trade and other receivables greater than 60 days is past due, of which a total of $43,435 had been received prior to the date of this Annual Report. The Company considers that the remaining $34,272 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities. It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is to be updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

FINANCIAL STATEMENTS (cont.)

35. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at 30 June 2010, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

	YEAR	USD	CAD	EUR	JPY	GBP	CNY	NZD	CHF
Financial assets
Cash at bank/on hand	2010	15,191	335,821	840	—	206	53,748	941	908
	2009	4,047	380,971	—	—	206	470,904	6,034	9,079
Trade and other receivables	2010	119,677	—	90,000	—	—	56,259	—	550
	2009	82,744	—	90,000	—	—	4,835	—	1,226
Performance bond and deposit	2010	—	—	50,000	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Total financial assets	2010	134,868	335,821	140,840	—	206	110,007	941	1,458
	2009	86,791	380,971	90,000	—	206	475,739	6,034	10,305
Financial liabilities
Trade and other payables	2010	97,957	9,326	45,187	—	3,729	50,508	39	3,190
	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190
Total financial liabilities	2010	97,957	9,326	45,187	—	3,729	50,508	39	3,190
	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190

Notes:	USD - United States dollars	CAD - Canadian dollars	EUR - European euros	JPY - Japanese yen
	GBP - Great Britain pounds	CNY - Chinese yuan	NZD - New Zealand dollars	CHF - Swiss francs

During the year ended 30 June 2010, the Australian dollar/US dollar exchange rate increased by 5.3%, from 0.8055 at the beginning of the year to 0.8480 at the end of the year. During the same period, Australian dollar/Canadian dollar exchange rate decreased by 3.5%, from 0.9303 at the beginning of the year to 0.8982 at the end of the year.

Based on the financial instruments held at 30 June 2010, had the Australian dollar weakened/strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $4,000 lower/$5,000 higher (2009: $15,000 lower/$12,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2010, had the Australian dollar weakened/strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $33,000 lower/$40,000 higher (2009: $44,000 lower/$36,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associated risk is relatively minimal. The Group also has various hire purchase liabilities with fixed interest rates. While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

35. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk (cont.)

The Group has a Short Term Investment Policy which was developed to efficiently manage the Group’s surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group seeks to deposit its surplus cash in a range of deposits/securities over different time frames and with different institutions in an effort to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited. A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2010, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $16,000 lower/higher (2009: $39,000 lower/higher), mainly as a result of higher/lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $16,000 higher/lower (2009: $39,000 higher/lower) mainly as a result of an increase/decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

				CARRYING	WEIGHTED AVE.	AVE. MATURITY
		FLOATING RATE	FIXED RATE	AMOUNT	EFFECTIVE RATE	PERIOD
CONSOLIDATED	YEAR	$	$	$	%	DAYS
Financial assets
Cash at bank/on hand	2010	1,773,152	—	1,773,152	1.69%	At call
	2009	3,076,902	—	3,076,902	2.47%	At call

Short-term deposits	2010	—	1,533,159	1,533,159	5.67%	92
	2009	—	4,750,000	4,750,000	4.37%	89

Performance bond/deposits	2010	—	71,658	71,658	—	At call
	2009	—	200	200	—	At call

Totals	2010	1,773,152	1,604,817	3,377,969
	2009	3,076,902	4,750,200	7,827,102

Financial liabilities
Hire purchase liabilities (Note 27)	2010	—	412,551	382,640	8.64%	575
	2009	—	413,499	373,444	9.45%	714

Totals	2010	—	412,551	382,640
	2009	—	413,499	373,444

Notes:    All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($237,210) and between one and five years ($145,430).

FINANCIAL STATEMENTS (cont.)

35.  FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 MONTHS	6 TO 12 MONTHS	1 TO 5 YEARS	> 5 YEARS	TOTAL
CONSOLIDATED	YEAR	$	$	$	$	$

Financial assets
Cash at bank/on hand	2010	1,773,152	—	—	—	1,773,152
	2009	3,076,902	—	—	—	3,076,902

Short–term deposits	2010	1,533,159	—	—	—	1,533,159
	2009	4,750,000	—	—	—	4,750,000

Trade and other receivables	2010	754,657	—	—	—	754,657
	2009	1,829,239	—	—	—	1,829,239

Performance bond and deposits	2010	71,658	—	—	—	71,658
	2009	200	—	—	—	200

Available–for–sale investments	2010	—	—	—	—	—
	2009	—	—	255,000	—	255,000

Total financial assets	2010	4,132,626	—	—	—	4,132,626
	2009	9,656,341	—	255,000	—	9,911,341

Financial liabilities
Trade and other payables	2010	1,245,173	—	—	—	1,245,173
	2009	2,158,557	—	—	—	2,158,557

Hire purchase liabilities	2010	134,326	125,271	152,954	—	412,551
	2009	96,221	96,221	221,057	—	413,499

Total financial liabilities	2010	1,379,499	125,271	152,954	—	1,657,724
	2009	2,254,778	96,221	221,057	—	2,572,056

Net maturity	2010	2,753,127	(125,271)	(152,954)	—	2,474,902
	2009	7,401,563	(96,221)	33,943	—	7,339,285

35.  FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

The Group had access to the following undrawn borrowing facilities as at 30 June 2010:

	FACILITY LIMIT	AMOUNT USED	AMOUNT AVAILABLE
NATURE OF FACILITY	$	$	$
Master Asset Finance Facility	2,500,000	(382,640)	2,117,360
Credit card facilities	147,000	(29,123)	117,877

Note: The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 17 in respect of a breach of the terms of the Facility).

Fair value estimation

As at 30 June 2010, the Group’s available-for-sale investments have been recognised at their fair values. The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Consumables: the carrying amount approximates fair value.

Performance bond and deposits: the carrying amount approximates fair value due to their short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

36.  SUBSEQUENT EVENTS

On 30 July 2010, the Company provided a letter of financial support to ImmunAid Pty. Ltd. (“ImmunAid”), a subsidiary. Pursuant to the letter, the Company agreed to fund by way of loan all of ImmunAid’s operating expenses up to, and including, 30 September 2010 and that it would not seek repayment of the loan during that period.

Also on 30 July 2010, a Settlement and License Agreement was executed with Monsanto Company of St. Louis, Missouri, USA as part of the Company’s patent infringement suit (refer Significant Changes in the State of Affairs). On 20 August 2010, a further Settlement Agreement was executed with Beckman Coulter Inc. and Clinical Data Inc., of Brea, California, USA and Newton, Massachusetts, USA respectively, as part of the same suit.

Apart from these transactions, there have been no other significant events which have occurred after balance date.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.              In the opinion of the Directors:

(a)         the Financial Report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including:

(i)             giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2010 and of their performance for the year ended on that date; and

(ii)          complying with Accounting Standards and the Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c)          Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2.              This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2010.

3.              The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001.

On behalf of the Board.

SIDNEY C. HACK
Non-Executive Chairman

Melbourne, 28 September 2010

AUDITOR’S INDEPENDENCE DECLARATION

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331

MELBOURNE VIC 3001

DX 77

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

a)             no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)             no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Nadia Carlin	Melbourne
Partner	28 September 2010
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

AUDITOR’S REPORT

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331

MELBOURNE VIC 3001

DX 77

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

www.pwc.com/au

Independent auditor’s report to the members of Genetic Technologies Limited

Report on the financial report

We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the balance sheet as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Genetic Technologies Limited (consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

(a)                                 the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and

(ii)                                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)                                 the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

Emphasis of Matter - Significant Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report, which comments on the Company’s cash flow forecasts in relation to the timing and quantum of licence revenue.  Accordingly there is significant uncertainty about whether the company will continue as a going concern and therefore, whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Report on the Remuneration Report

We have audited the remuneration report included in the directors’ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Nadia Carlin	Melbourne
Partner	28 September 2010

ASX ADDITIONAL INFORMATION

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Securities Exchange and not disclosed elsewhere in this Annual Report. The information provided is current as at 20 September 2010.

HOME EXCHANGE

The Company’s ordinary shares are quoted on the Australian Securities Exchange Limited. The Home Exchange is Perth, Western Australia. The ASX code for the Company’s ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) Capital Market in the USA. Each ADR comprises 30 fully paid ordinary shares and trades under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The numbers of shareholders as at 20 September 2010, ranked by size of holding, in each class of shares are as follows:

RANGE OF SHARES	NUMBER OF HOLDERS	NUMBER OF SHARES

1 - 1,000	279	192,497
1,001 - 5,000	900	2,697,068
5,001 - 10,000	517	4,351,435
10,001 - 100,000	970	32,714,932
100,001 and over	218	364,649,220

Totals	2,884	404,605,152

The number of shareholders holding less than a “marketable parcel” of shares (being 15,625 shares) is 1,896. The total number of shares held by these shareholders on 20 September 2010 was 9,889,439.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company’s ordinary shares as at 20 September 2010 are:

RANK	NAME OF REGISTERED SHAREHOLDER	NUMBER OF SHARES	PERCENTAGE HELD

1	Dr. Mervyn Jacobson Group	130,931,900	32.36%
2	Lupetto Holdings Limited	30,597,819	7.56%
3	Security & Equity Resources Limited	25,281,364	6.25%
4	Mervyn Jacobson ApS	20,000,000	4.95%
5	National Nominees Limited	19,474,717	4.81%
6	HSBC Custody Nominees (Australia) Limited	18,099,318	4.47%
7	C.Y. O’Connor ERADE Village Foundation	16,666,667	4.12%
8	Citicorp Nominees Pty. Ltd.	11,635,225	2.88%
9	Mr. Bernard Stang and Mr. Maurie Stang (superannuation account)	5,100,000	1.26%
10	J.P. Morgan Nominees Australia Limited	3,565,030	0.88%
11	Mr. Maurie Stang	3,550,221	0.88%
12	Mr. Bernard Stang	3,332,766	0.82%
13	XY, Inc.	2,912,300	0.72%
14	Fodiro Pty. Ltd.	2,886,983	0.71%
15	Perlegen Sciences, Inc.	2,019,821	0.50%
16	Mr. John V. Egan	1,764,000	0.44%
17	Madam Biau Luan Tan	1,715,000	0.42%
18	Bateman Superannuation Pty. Ltd.	1,602,300	0.40%
19	Kale Capital Corporation Limited	1,490,650	0.37%
20	Mr. Graham D. Wright	1,470,588	0.36%

Totals		304,096,669	75.16%

SUBSTANTIAL SHAREHOLDERS

As at 20 September 2010, the names of the three substantial shareholders holding shares representing more than 5% of the Company’s total issued capital, who have notified the Company in accordance with section 671B of the Corporations Act 2001, are:

NAME OF SUBSTANTIAL SHAREHOLDER	NUMBER OF SHARES	PERCENTAGE HELD

Dr. Mervyn Jacobson	150,931,900	37.30%
James Edward Besser	27,940,530	6.91%
Fred Bart	25,281,364	6.25%

RESTRICTED SECURITIES

As at 20 September 2010, there were no ordinary shares that were subject to escrow agreements with the Company.

VOTING RIGHTS

Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows:

“Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a)         On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b)         On a poll every person present who is a Member or proxy, attorney or Representative has:

(i)             For each fully paid share that the person holds or represents: one vote; and

(ii)          For each share other than a fully paid share that the person holds or represents: that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).”

GLOSSARY

ACTN 3 (ALPHA-ACTININ 3) A gene that produces a protein found in what is known as fast twitch muscle fibres		CVS (CHORIONIC VILLOUS SAMPLING) An invasive method for collecting foetal cells from pregnant women

ADR (AMERICAN DEPOSITARY RECEIPT) A security listed on NASDAQ comprising 30 ordinary shares in GTG		DNA (DEOXYRIBONUCLEIC ACID) The complex chemical in each cell of the body which determines individual differences

AMNIOCENTESIS An invasive method for collecting foetal cells from pregnant women		EBITDA Earnings before interest, tax, depreciation and amortisation

ANKC (AUSTRALIAN NATIONAL KENNEL COUNCIL) An organisation dedicated to promoting excellence in sound breeding of dogs		EQUINE Pertaining to horses FOETAL CELLS The cells of an unborn child

ARC (AUSTRALIAN RESEARCH COUNCIL) The organisation which advises the Government on matters relating to science		GENDIA An international network consisting of more than 50 laboratories (including GTG) that offers more than 1,300 different genetic tests

ARC-LINKAGE GRANT A source of funding for basic research for commercial organisations		GENE A region of DNA that controls an hereditary characteristic

ASX or AUSTRALIAN SECURITIES EXCHANGE Australian Securities Exchange Limited		GMT (GENOMIC MATCHING TECHNIQUE) A rapid means for analysis of DNA structures

AUTO-IMMUNE DISEASES A group of diseases caused by an immune response being directed toward a normal body cell		GROUP Genetic Technologies Limited and all of its subsidiaries

AVIAN Pertaining to birds		IMMUNAID A GTG research project aimed at improving the efficiency of treatments in cancer and AIDS

BOVINE Pertaining to cattle		IMMUNE RESPONSE The body’s mechanism for eliminating infections by bacteria or viruses

BRCA1 and BRCA2 Genes used to assess the risk of developing familial breast and ovarian cancers		NASDAQ National Association of Securities Dealers Automated Quotation Stock Exchange

CANINE Pertaining to dogs CEO Chief Executive Officer CFO Chief Financial Officer		NATA (NATIONAL ASSOCIATION OF TESTING AUTHORITIES, AUSTRALIA) The government body determining standards to which human genetic tests should be performed NEMATODE Parasite

COMPANY or GTG Genetic Technologies Limited (ACN 009 212 328)		NON-CODING The segments of DNA which do not contain information on the structure of proteins

CURRENCIES USED		OVINE Pertaining to sheep

AUD or $ CAD CHF CNY EUR GBP JPY NZD USD	Australian dollars, except where specifically indicated otherwise Canadian dollars Swiss francs Chinese yuan European euros Pounds sterling Japanese yen New Zealand dollars United States dollars	PATHOGEN A specific causative agent of disease

PROTEIN A string of amino acids determined by a gene

RARECELLECT The Company’s non-invasive process for obtaining foetal cells from pregnant women for genetic testing

SCN1A (SODIUM CHANNEL, NEURONAL 1 ALPHA) A gene responsible for one form of severe (myoclonic) epilepsy of infancy

START and COMMERCIAL READY Grant schemes supporting early phase commercial research projects

T-REGULATORY CELLS The cells that limit the strength of an immune response to ensure it does not become too severe

Designed and produced by The Ball Group (03) 9396 9700, GTG0011 10/10

Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria 3065
Australia

Telephone	+61 3 8412 7000
Facsimile	+61 3 8412 7040

www.gtglabs.com		GeneticTechnologies | 2010 ANNUAL REPORT